Baytex Energy Corp.
Condensed Consolidated Statements of Financial Position
(thousands of Canadian dollars) (unaudited)

As at	September 30, 2011	December 31, 2010	January 1, 2010

ASSETS
Current assets
Cash	$-	$-	$10,177
Trade and other receivables (note 6)	179,368	151,792	137,154
Crude oil inventory	763	1,802	1,384
Financial derivatives (note 22)	46,659	13,921	29,453
	226,790	167,515	178,168
Non-current assets
Deferred income tax asset (note 18)	8,392	7,870	1,789
Financial derivatives (note 22)	8,812	2,622	2,541
Exploration and evaluation assets (note 7)	126,703	113,082	124,621
Oil and gas properties (note 8)	1,993,976	1,624,629	1,512,035
Other plant and equipment (note 9)	26,333	27,550	27,096
Goodwill	37,755	37,755	37,755
	$2,428,761	$1,981,023	$1,884,005

LIABILITIES
Current liabilities
Trade and other payables (note 11)	$221,960	$183,314	$186,516
Dividends or distributions payable to shareholders/unitholders	23,351	22,742	19,674
Bank loan (note 10)	-	-	265,088
Convertible debentures (note 13)	-	-	7,736
Financial derivatives (note 22)	11,922	20,312	12,004
	257,233	226,368	491,018
Non-current liabilities
Bank loan (note 10)	368,184	303,773	-
Long-term debt (note 12)	300,815	146,893	146,498
Asset retirement obligations (note 14)	216,929	169,611	141,869
Unit-based payment liability (note 16)	-	-	91,559
Deferred income tax liability (note 18)	78,872	14,383	160,719
Financial derivatives (note 22)	21,025	8,859	1,418
	1,243,058	869,887	1,033,081

SHAREHOLDERS’/UNITHOLDERS’ EQUITY
Shareholders’ capital (note 15)	1,627,889	1,484,335	-
Unitholders’ capital (note 15)	-	-	1,331,161
Contributed surplus	95,848	129,129	-
Accumulated other comprehensive income (loss)	2,454	(10,323)	-
Deficit	(540,488)	(492,005)	(480,237)
	1,185,703	1,111,136	850,924
	$2,428,761	$1,981,023	$1,884,005

Subsequent events (note 24).

See accompanying notes to the condensed consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Income and Comprehensive Income
(thousands of Canadian dollars, except per common share and per trust unit amounts) (unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2011	2010	2011	2010

Revenues, net of royalties (note 19)	$263,131	$195,526	$790,384	$605,842

Expenses
Exploration and evaluation	3,285	6,158	10,102	18,163
Production and operating	55,936	43,890	153,601	128,511
Transportation and blending	54,059	37,555	185,737	135,511
General and administrative	9,604	8,606	29,423	29,628
Share-based or unit-based compensation (note 16)	9,841	35,009	25,177	63,069
Financing costs (note 20)	10,383	8,830	33,738	25,887
Gain on oil and gas properties	(1,603)	(16,227)	(1,603)	(16,227)
Gain on financial derivatives (note 22)	(37,243)	(2,784)	(33,585)	(17,700)
Foreign exchange loss (gain) (note 21)	19,839	(4,418)	11,903	(4,010)
Depletion and depreciation	63,406	50,947	176,519	147,693
	187,507	167,566	591,012	510,525
Net income before income taxes	75,624	27,960	199,372	95,317
Deferred income tax expense (recovery) (note 18)	23,785	4,641	39,720	(114,943)
Net income attributable to shareholders/unitholders	$51,839	$23,319	$159,652	$210,260

Other comprehensive income (loss)
Foreign currency translation adjustment	19,425	(5,533)	12,777	(3,204)
Comprehensive income	$71,264	$17,786	$172,429	$207,056

Net income per common share or trust unit (note 17)
Basic	$0.45	$0.21	$1.38	$1.90
Diluted	$0.44	$0.20	$1.35	$1.84

Weighted average common shares or trust units (note 17)
Basic	116,404	111,710	115,477	110,926
Diluted	118,918	115,053	118,478	114,460

See accompanying notes to the condensed consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Changes in Equity
(thousands of Canadian dollars) (unaudited)

	Share-holders’ capital	Unitholders’ capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total equity
Balance at January 1, 2010	$-	$1,331,161	$-	$-	$(480,237)	$850,924
Distributions to unitholders	-	-	-	-	(179,970)	(179,970)
Issued on conversion of debentures	-	6,154	-	-	-	6,154
Exercise of unit rights	-	54,593	-	-	-	54,593
Issued pursuant to distribution reinvestment plan	-	36,938	-	-	-	36,938
Comprehensive income (loss) for the period	-	-	-	(3,204)	210,260	207,056
Balance at September 30, 2010	$-	$1,428,846	$-	$(3,204)	$(449,947)	$975,695

Balance at December 31, 2010	$1,484,335	$-	$129,129	$(10,323)	$(492,005)	$1,111,136
Dividends to shareholders	-	-	-	-	(208,135)	(208,135)
Exercise of share rights	92,084	-	(58,458)	-	-	33,626
Share-based compensation	-	-	25,177	-	-	25,177
Issued pursuant to dividend reinvestment plan	51,470	-	-	-	-	51,470
Comprehensive income for the period	-	-	-	12,777	159,652	172,429
Balance at September 30, 2011	$1,627,889	$-	$95,848	$2,454	$(540,488)	$1,185,703

See accompanying notes to the condensed consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Cash Flows
(thousands of Canadian dollars) (unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2011	2010	2011	2010

CASH PROVIDED BY (USED IN):
Operating activities
Net income for the period	$51,839	$23,319	$159,652	$210,260
Adjustments for:
Share-based or unit-based compensation (note 16)	9,841	35,009	25,177	63,069
Unrealized foreign exchange loss (gain) (note 21)	24,257	(5,321)	14,655	(2,824)
Exploration and evaluation	2,608	4,543	7,562	13,687
Depletion and depreciation	63,406	50,947	176,519	147,693
Unrealized (gain) loss on financial derivatives (note 22)	(31,016)	12,457	(34,148)	19,113
Gain on oil and gas properties	(1,603)	(16,227)	(1,603)	(16,227)
Deferred income tax expense (recovery) (note 18)	23,785	4,641	39,720	(114,943)
Financing costs (note 20)	10,383	8,830	33,738	25,887
Change in non-cash working capital (note 21)	(1,758)	19,627	(1,553)	9,424
Asset retirement expenditures (note 14)	(3,064)	(683)	(4,942)	(2,027)
	148,678	137,142	414,777	353,112

Financing activities
Payments of dividends or distributions	(52,037)	(46,078)	(156,056)	(142,486)
Increase (decrease) in bank loan	39,694	(21,808)	56,448	52,503
Proceeds from issuance of long-term debt (note 12)	-	-	145,810	-
Issuance of common shares or trust units (note 15)	5,148	6,520	33,626	18,167
Interest paid	(14,982)	(13,018)	(31,370)	(26,494)
	(22,177)	(74,384)	48,458	(98,310)

Investing activities
Additions to exploration and evaluation assets (note 7)	(566)	(15,206)	(8,010)	(30,055)
Additions to oil and gas properties	(99,802)	(44,353)	(287,825)	(142,214)
Property acquisitions	(28,502)	(11,452)	(65,835)	(19,316)
Corporate acquisitions (note 5)	(22)	-	(118,693)	(40,314)
Proceeds from divestitures	-	18,137	-	18,137
Additions to other plant and equipment, net of disposals (note 9)	(591)	(6,715)	(1,416)	(13,447)
Acquisition of financing entities	-	-	-	(38,000)
Change in non-cash working capital (note 21)	1,260	(4,877)	18,577	1,784
	(128,223)	(64,466)	(463,202)	(263,425)
Impact of foreign currency translation on cash balances	(337)	(140)	(33)	(386)
Change in cash	(2,059)	(1,848)	-	(9,009)
Cash, beginning of period	2,059	3,016	-	10,177
Cash, end of period	$-	$1,168	$-	$1,168

See accompanying notes to the condensed consolidated financial statements.

Baytex Energy Corp.
Notes to the Condensed Consolidated Financial Statements
As at September 30, 2011, December 31, 2010 and January 1, 2010 and for the three months and nine months ended September 30, 2011 and 2010
(all tabular amounts in thousands of Canadian dollars, except per common share and per trust unit amounts) (unaudited)

1.	REPORTING ENTITY

Baytex Energy Corp. (the “Company” or “Baytex”) is an oil and gas corporation engaged in the acquisition, development and production of oil and natural gas in the Western Canadian Sedimentary Basin and the United States. The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The Company’s head and principal office is located at 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, and its registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

Baytex Energy Trust (the “Trust”) completed the conversion of its legal structure from an income trust to a corporation at year-end 2010 pursuant to a Plan of Arrangement under the Business Corporations Act (Alberta) (the “Arrangement”). Pursuant to the Arrangement, (i) on December 31, 2010, the trust units of the Trust were exchanged for common shares of Baytex on a one-for-one basis and (ii) on January 1, 2011, the Trust was dissolved and terminated, with Baytex being the successor to the Trust. The reorganization into a corporation has been accounted for on a continuity of interest basis, and accordingly, the condensed consolidated financial statements reflect the financial position, results of operations and cash flows as if the Company had always carried on the business formerly carried on by the Trust.

2.	BASIS OF PRESENTATION

The condensed interim unaudited consolidated financial statements (“consolidated financial statements”) have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. Canadian generally accepted accounting principles have been revised to incorporate International Financial Reporting Standards (“IFRS”) and publicly accountable enterprises are required to apply such standards for years beginning on or after January 1, 2011. Accordingly, these consolidated financial statements were prepared in accordance with IFRS 1, First-time Adoption of IFRS.  The significant accounting policies set out below were consistently applied to all the periods presented.  These consolidated financial statements do not include all the necessary annual disclosures in accordance with IFRS.

In these financial statements, the term “previous GAAP” refers to Canadian generally accepted accounting principles prior to the adoption of IFRS.  Previous GAAP differs in some areas from IFRS.  In preparing these consolidated financial statements, management has amended certain accounting, valuation and consolidation methods previously applied in the previous GAAP financial statements to comply with IFRS.  The comparative figures for 2010 were restated to reflect these adjustments.  The date of transition to IFRS was January 1, 2010.  Reconciliations and descriptions of the effect of the transition from previous GAAP to IFRS on equity, net income and comprehensive income are included in note 25.

The consolidated financial statements were approved and authorized by the Board of Directors on November 9, 2011.

The consolidated financial statements have been prepared on the historical cost basis, except derivative financial instruments which have been measured at fair value. The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is rounded to the nearest thousand, except per share or per trust unit amounts and when otherwise indicated. Certain prior period balances have been reclassified for presentation purposes.

3.	SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries from the respective dates of acquisition of the subsidiary companies. The date of acquisition is the date on which the Company obtains control and the subsidiary companies continue to be consolidated until the date such control ceases. Control exists when the Company has the ability to direct the activities of an entity to generate returns from its activities. Inter-company transactions and balances are eliminated upon consolidation. A portion of the Company’s exploration, development and production activities is conducted jointly with others and involve jointly controlled assets. These jointly controlled assets are accounted for using the proportionate consolidation method whereby the consolidated financial statements reflect only the Company’s proportionate interest.

Operating Segments Reporting

Baytex’s operations are grouped into one operating segment for reporting consistent with the internal reporting provided to the chief operating decision-maker of the Company.

Measurement Uncertainty and Judgements

The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenue and expenses during the reporting period. Actual results can differ from those estimates.

In particular, amounts recorded for depletion of oil and gas properties are based on a unit of production method by reference to the ratio of production in the period to the related proved plus probable reserves, taking into account the level of development required to produce the reserves. The Company’s total proved plus probable reserves are estimated annually using independent reserve engineer reports and represent the estimated quantities of crude oil, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate a 50 percent or greater statistical probability of being recovered. Due to the inherent uncertainties and the necessarily limited nature of reservoir data, estimates of reserves are inherently imprecise, require the application of judgement and are subject to change as additional information becomes available. The impact of future changes to estimates on the consolidated financial statements of subsequent periods could be material.

Amounts recorded for depreciation are based on estimated useful lives of depreciable assets; management reviews these estimates at each reporting date.

The Company’s capital assets are aggregated into cash-generating units based on their ability to generate largely independent cash flows and are used for impairment testing. The definition of the Company’s cash-generating units is subject to Management’s judgement.

Impairment of assets and group of assets are based on the higher of calculations of value-in-use calculations and fair value less costs to sell. These calculations require the use of estimates and assumptions on highly uncertain matters such as future commodity prices, effects of inflation and technology improvements on operating expenses, production profiles and the outlook of market supply-and-demand conditions for oil and gas products. Any changes to these estimates and assumptions could impact the carrying value of assets. The Company assesses internal and external indicators of impairment in determining whether the carrying values of the assets may not be recoverable.

Fair value of financial instruments, where active market quotes are not available are estimated using the Company’s assessment of available market inputs and are described in note 22. These estimates may vary from the actual prices that will be achieved upon settlement of the financial instruments.

Fair values of share-based compensation are measured at the later of grant date or December 31, 2010, taking into consideration management’s best estimate of the number of shares that will vest. Fair values of unit-based compensation were remeasured at each reporting date until the December 31, 2010 corporate conversion using a binomial-lattice pricing model, taking into consideration management’s best estimate of the expected volatility, expected life of the option and estimated number of units that will vest.

The amounts recorded for asset retirement costs are estimated based on the Company’s net ownership interest in all wells and facilities, estimated costs to abandon and reclaim the wells and the facilities and the estimated time period during which these costs will be incurred in the future. Any changes to these estimates could change the amount recorded for asset retirement obligations and may materially impact the consolidated financial statements of future periods.

The Company is engaged in litigation and claims arising in the normal course of operations where the actual outcome may vary from the amount recognized in the consolidated financial statements. None of these claims could reasonably be expected to materially affect the Company’s financial position or reported results of operations.

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As such, income taxes are subject to measurement uncertainty.

Business Combinations

Business combinations are accounted for using the acquisition method of accounting. The cost of an acquisition is measured as cash paid and the fair value of other assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. The acquired identifiable assets and liabilities assumed, including contingent liabilities are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair value of the net identifiable assets acquired is recognized as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired is credited to net income in the statements of income and comprehensive income in the period of acquisition. Associated transaction costs are expensed when incurred.

Crude Oil Inventory

Crude oil inventory, consisting of production in transit in pipelines at the reporting date, is valued at the lower of cost, using the weighted average cost method, or net realizable value. Costs include direct and indirect expenditures incurred in bringing the crude oil to its existing condition and location.

Exploration and Evaluation Assets, Oil and Gas Properties and Other Plant and Equipment

a)	Pre-license Costs
Pre-license costs are costs incurred before the legal rights to explore a specific area have been obtained. These costs are expensed in the period in which they are incurred.

b)	Exploration and Evaluation (“E&E”) Costs
Once the legal right to explore has been acquired, costs directly associated with an exploration well are capitalized as an intangible asset until the drilling of the well program/project is complete and the results have been evaluated. Such E&E costs may include costs of license acquisition, technical services and studies, seismic acquisition, exploration drilling and testing. E&E costs are not depleted and are carried forward until technical feasibility and commercial viability of extracting a mineral resource is considered to be determined. The technical feasibility and commercial viability of extracting a mineral resource is considered to be determined when proved and/or probable reserves are determined to exist. All such carried costs are subject to technical, commercial and management review at least once a year to confirm the continued intent to develop or otherwise extract value from the discovery. When this is no longer the case, the impairment costs are charged to exploration and evaluation expense. Upon determination of proven and/or probable reserves, E&E assets attributable to those reserves are first tested for impairment and then reclassified to oil and gas properties.

c)	Development Costs
Costs incurred subsequent to the determination of technical feasibility and commercial viability are recognized as oil and gas properties only when they increase the future economic benefits embodied in the specific asset to which they relate. Such capitalized petroleum and natural gas interests generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves and are accumulated on a geotechnical area basis.

Major maintenance and repairs consist of the cost of replacement assets or parts of assets, inspection costs and overhaul costs. Where an asset or part of an asset that was separately depreciated and has been completely written off is replaced and it is probable that there are future economic benefits associated with the item, the expenditure is capitalized. The costs of the day-to-day servicing of property, plant and equipment are recognized in net income as incurred.

The carrying amount of any replaced or sold component of an oil and gas property is derecognized and included in net income in the period in which the item is derecognized.

d)	Borrowing Costs and Other Capitalized Costs
Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset form part of the cost of that asset. A qualifying asset is an asset that requires a period of one year or greater to get ready for its intended use or sale. Baytex has had no qualifying assets that would allow for borrowing costs to be capitalized to the asset. All such borrowing costs are expensed as incurred.

No general and administrative expenses have been capitalized since Baytex’s inception.

e)	Depletion and Depreciation
The net carrying value of oil and gas properties is depleted using the units of production method using estimated proved and probable petroleum and natural gas reserves, by reference to the ratio of production in the year to the related proven and probable reserves at forecast prices, taking into account estimated future development costs necessary to bring those reserves into production. For purposes of this calculation, petroleum and natural gas reserves are converted to a common unit of measurement on the basis of their relative energy content where six thousand cubic feet of natural gas equates to one barrel of oil. Future development costs are estimated as the costs of development required to produce the reserves. These estimates are prepared by independent reserve engineers at least annually.

The depreciation methods and estimated useful lives for other assets for other plant and equipment are as follows:

Classification	Method	Rate or period
Motor Vehicles	Diminishing balance	15%
Office Equipment	Diminishing balance	20%
Computer Hardware	Diminishing balance	30%
Furniture and Fixtures	Diminishing balance	10%
Leasehold Improvements	Straight-line over life of the lease	Various
Other Assets	Diminishing balance	Various

The expected lives of other plant and equipment are reviewed on an annual basis and, if necessary, changes in expected useful lives are accounted for prospectively.

Impairment of Non-financial Assets

The goodwill balance is assessed for impairment at least annually at year end or more frequently if events or changes in circumstances indicate that the asset may be impaired. E&E assets are assessed for impairment when they are reclassified to oil and gas properties and also if facts and circumstances suggest that the carrying amount exceeds the recoverable amount. The Company assesses other assets or groups of assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

Individual assets are grouped for impairment assessment purposes at the lowest level at which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets (the “cash-generating unit” or “CGU”). Goodwill acquired is allocated to CGUs expected to benefit from synergies of the related business combination.

If any such indication of impairment exists or when annual impairment testing for a CGU is required, the Company makes an estimate of its recoverable amount. A CGU’s recoverable amount is the higher of its fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are adjusted for the risks specific to the CGU and are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money. Where the carrying amount of a CGU exceeds its recoverable amount, the CGU is considered impaired and is written down to its recoverable amount. The impairment amount reduces first the carrying amount of any goodwill allocated to the CGU. Any remaining impairment is allocated to the individual assets in the CGU on a pro rata basis. Impairment is charged to net income in the period in which it occurs.

For all assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depletion and depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in net income. After such a reversal, the depletion or depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life. Impairment losses recognized in relation to goodwill are not reversed for subsequent increases in its recoverable amount.

Asset Retirement Obligations

The Company recognizes a liability at the discounted value for the future asset retirement costs associated with its oil and gas properties using the risk free interest rate. The present value of the liability is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The discount in the liability unwinds until the date of expected settlement of the retirement obligations and is recognized as a finance cost in the statements of income and comprehensive income. The liability will be revised for the effect of any changes to timing related to cash flow or undiscounted abandonment costs. Actual expenditures incurred for the purpose of site reclamation are charged to the asset retirement obligations to the extent that the liability exists on the statements of financial position.

Foreign Currency Translation

Transactions completed in foreign currencies are reflected in Canadian dollars at the foreign currency exchange rates prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies are reflected in the statements of financial position at the Canadian equivalent at the foreign currency exchange rates prevailing at the reporting date. Foreign exchange gains and losses are included in net income.

Revenues and expenses of foreign operations are translated to Canadian dollars using average foreign currency exchange rates for the period. Monetary assets and liabilities that form part of the net investment in the foreign operation are translated at the period-end foreign currency exchange rate. Gains or losses resulting from the translation are included in accumulated other comprehensive income (loss) in shareholders’/unitholders’ equity and are recognized in net income when there has been a disposal or partial disposal of the foreign operation.

Revenue Recognition

Revenue associated with sales of petroleum and natural gas is recognized when title passes to the purchaser at the pipeline delivery point. Revenue is measured net of discounts, customs duties and royalties. With respect to royalties, the Company is acting as a collection agent on behalf of the Crown and other royalty interest holders.

Revenue from the production of oil in which the Company has an interest with other producers is recognized based on the Company’s working interest and the terms of the relevant joint venture agreements.

Financial Instruments

Financial instruments are measured at fair value on initial recognition of the instrument and are classified into one of the following five categories: fair value through profit or loss (“FVTPL”), loans and receivables, held-to-maturity investments, available-for-sale financial assets or other financial liabilities.

Subsequent measurement of financial instruments is based on their initial classification. FVTPL financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income (loss) until the instrument is derecognized or impaired. The remaining categories of financial instruments are recognized at amortized cost using the effective interest rate method.

All risk management contracts are recorded in the statements of financial position at fair value unless they were entered into and continue to be held in accordance with the Company’s expected purchase, sale and usage requirements. All changes in their fair value are recorded in net income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income until the underlying hedged transaction is recognized in net income. The Company has elected not to use cash flow hedge accounting on its risk management contracts with financial counterparties resulting in all changes in fair value being recorded in net income.

Cash is classified as FVTPL. Trade and other receivables are classified as loans and receivables, which are measured at amortized cost. Trade and other payables and the bank loan are classified as other financial liabilities, which are measured at amortized cost.

The convertible debentures have been classified as liabilities, net of the fair value of the conversion feature which has been classified as a financial derivative liability. The financial derivative liability requires a fair value method of accounting and changes in the fair value of the instrument are recognized in the net income. The liability component is classified as other financial liabilities. The liability component will accrete up to the principal balance at maturity. The accretion and the interest paid are reported as finance expense in the condensed consolidated statements of income and comprehensive income (loss). If the debentures are converted to trust units, the fair value of the conversion feature will be reclassified to unitholders’ capital along with the principal amounts converted.

An embedded derivative is a component of a contract that affects the terms of another factor. These hybrid contracts are considered to consist of a host contract plus an embedded derivative. The embedded derivative is separated from the host contract and accounted for as a derivative. The Company has no material embedded derivatives.

The transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability classified at FVTPL are expensed immediately. For a financial asset or financial liability carried at amortized cost, transaction costs directly attributable to acquiring or issuing the asset or liability are added to or deducted from the fair value on initial recognition and amortized through net income over the term of the financial instrument.

The Company formally documents its risk management objectives and strategies to manage exposures to fluctuations in commodity prices, interest rates and foreign currency exchange rates. The risk management policy permits the use of certain derivative financial instruments, including swaps and collars, to manage these fluctuations. All transactions of this nature entered into by the Company are related to underlying financial instruments or future petroleum and natural gas production. The Company does not use financial derivatives for trading or speculative purposes. These instruments are classified as FVTPL unless designated for hedge accounting. The Company has not designated its financial derivative contracts as effective accounting hedges, and thus not applied hedge accounting. As a result, for all derivative instruments, the Company applies the fair value method of accounting by recording an asset or liability on the statements of financial position and recognizing changes in the fair value of the instrument in the statements of income and comprehensive income for the current period. The fair values of these instruments are based on quoted market prices or, in their absence, third-party market indications and forecasts. Attributable transaction costs are recognized in net income when incurred.

The Company has accounted for its physical delivery sales contracts, which were entered into and continue to be held for the purpose of receipt or delivery of non-financial items in accordance with its expected purchase, sale or usage requirements as executory contracts. As such, these contracts are not considered to be derivative financial instruments and have not been recorded at fair value on the statements of financial position. Settlements on these physical sales contracts are recognized in revenue in the period of settlement.

Income Taxes

Current and deferred income taxes are recognized in net income, except when they relate to items that are recognized directly in equity. Where current and deferred income taxes are recognized directly in equity when current income tax or deferred income tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

Current income taxes for the current and prior periods are measured at the amount expected to be recoverable from or payable to the taxation authorities based on the income tax rates enacted or substantively enacted at the end of the reporting period.

The Company follows the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded for the effect of any temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of taxable income. Deferred income tax liabilities are generally recognized for all taxable temporary differences. Deferred income tax assets are recognized for all temporary differences deductible to the extent future recovery is probable. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered. Deferred income taxes are calculated using enacted or substantively enacted tax rates. Deferred income tax balances are adjusted for any changes in the enacted or substantively enacted tax rates and the adjustment is recognized in the period that the rate change occurs.

Share Rights Plan and Share Award Incentive Plan

The Trust’s Trust Unit Rights Incentive Plan (the “Unit Rights Plan”), which was superseded by the Company’s Common Share Rights Incentive Plan (the “Share Rights Plan”), is described in note 16. The exercise price of the share rights under the Share Rights Plan may be reduced in future periods in accordance with the terms of the Share Rights Plan.

Prior to the conversion to a corporation, the obligation associated with the Unit Rights Plan was considered a liability and the fair value of the liability was re-measured at each reporting date and at settlement date. Any changes in fair value were recognized in net income for the period. The conversion of the outstanding unit rights to share rights in connection with the Arrangement effectively changed the related classification from a liability plan to an equity-settled plan. The expense recognized from the date of modification over the remainder of the vesting period was determined based on the fair value of the reclassified equity awards at the date of the modification using a binomial-lattice pricing model.

Baytex’s Share Award Incentive Plan is described in note 16.

4.	CHANGES IN ACCOUNTING POLICIES

Future Accounting Pronouncements

Financial Instruments

IASB published IFRS 9, “Financial Instruments” and replaces IAS 39 “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classifications: at amortized cost or fair value.

IFRS 9 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The adoption of this standard may have an impact on the Company’s accounting for financial assets and financial liabilities.

Consolidation, Joint Ventures and Disclosures

In May 2011, the IASB issued new standards, IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements” and IFRS 12, “Disclosure of Interests in Other Entities”. IAS 27, “Separate Financial Statements” and IAS 28, “Investments in Associates and Joint Ventures” were amended for replaced and conforming changes based on the issuance of IFRS 10, IFRS 11 and IFRS 12. Each of the new and revised standards is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The adoption of these standards may have an impact on the Company’s accounting.

Consolidated Financial Statements

IFRS 10, “Consolidated Financial Statements” replaces the consolidation guidance in IAS 27, “Consolidated and Separate Financial Statements” by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee. Under IFRS 10, control is based on whether an investor has 1) power over the investee; 2) exposure, or rights, to variable returns from its involvement with the investee; and 3) the ability to use its power over the investee to affect the amount of the returns.

Joint Arrangements

IFRS 11, “Joint Arrangements” replaces IAS 31, “Interest in Joint Ventures”. The new standard redefines joint operations and joint ventures and requires joint operations to be proportionately consolidated and joint ventures to be equity accounted.

Disclosure of Interests in Other Entities

IFRS 12, “Disclosure of Interests in Other Entities”, requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to require information so that financial statement users may evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvements with unconsolidated structured entities and non-controlling interest holders’ involvement in the activities of consolidated entities.

Fair Value Measurement

In May 2011, the IASB issued IFRS 13, “Fair Value Measurement” which replaces the guidance on fair value measurement in existing IFRS accounting literature with a single standard. IFRS 13 is effective for annual periods beginning on or after January 1, 2013 with early application permitted. The adoption of this standard may have an impact on the Company’s accounting.

Presentation of Financial Statements

In June 2011, the IASB amended IAS 1, “Presentation of Financial Statements” to require companies preparing financial statements in accordance with IFRSs to group together items within OCI that may be reclassified to the net income section of the income statement. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements. The amendment to IAS 1 is effective for annual periods beginning on or after July 1, 2012 with earlier application permitted. The adoption of this amended standard is not expected to have a material impact on the consolidated financial statements of the Company.

5.	BUSINESS COMBINATIONS

2011 Corporate Acquisition

On February 3, 2011, Baytex acquired all the issued and outstanding shares of a private company, which was a junior heavy oil producer with operational focus in the Seal area of northern Alberta and the Lloydminster area of western Saskatchewan, for total consideration of $119.7 million (net of cash acquired). The acquisition has been accounted for as a business combination with the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition summarized below:

Consideration for the acquisition:
Cash paid for exploration and evaluation assets and oil and gas properties	$118,693
Cash paid for working capital (net of cash acquired)	979
Total consideration	$119,672

Recognized amounts of identifiable assets acquired and liabilities assumed:
Trade and other receivables	$1,637
Exploration and evaluation assets	14,944
Oil and gas properties	130,322
Trade and other payables	(658)
Asset retirement obligations	(2,031)
Deferred income tax liability	(24,542)
Total net assets acquired	$119,672

For the period from February 3, 2011 to September 30, 2011, the acquired properties contributed revenue of $29.5 million to Baytex’s operations. If the acquisition had occurred on January 1, 2011, management estimates that the acquired properties would have generated revenue of $32.6 million for the nine month period ended September 30, 2011. It is not possible to determine the amount of contributed net income from the acquired properties.

The fair values of assets and liabilities recognized are estimates due to the uncertainty of provisional amounts recognized. Amendments may be made to the purchase equation as the cost estimates and balances are finalized.

2011 Property Acquisition

On February 3, 2011, Baytex acquired heavy oil properties in the Seal area of northern Alberta and the Lloydminster area of western Saskatchewan, for total consideration of $37.4 million. The acquisition has been accounted for as a business combination with the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition summarized below:

Consideration for the acquisition:
Cash paid	$37,416
Total consideration	$37,416

Recognized amounts of identifiable assets acquired and liabilities assumed:
Exploration and evaluation assets	$1,700
Oil and gas properties	36,224
Asset retirement obligations	(508)
Total net assets acquired	$37,416

For the period from February 3, 2011 to September 30, 2011, the acquired properties contributed revenue of $7.4 million to Baytex’s operations. If the acquisition had occurred on January 1, 2011, management estimates that the acquired properties would have generated revenue of $8.2 million for the nine month period ended September 30, 2011. It is not possible to determine the amount of contributed net income from the acquired properties.

The fair values of assets and liabilities recognized are estimates due to the uncertainty of provisional amounts recognized. Amendments may be made to the purchase equation as the cost estimates and balances are finalized.

2010 Corporate Acquisition

On May 26, 2010, Baytex acquired all the issued and outstanding shares of a private company, which was a junior heavy oil producer with operational focus in east central Alberta through to west central Saskatchewan, for total consideration of $40.3 million (net of cash acquired). The acquisition has been accounted for as a business combination with the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition summarized below:

Consideration for the acquisition:
Cash paid (net of cash acquired)	$40,314
Total consideration	$40,314

Recognized amounts of identifiable assets acquired and liabilities assumed:
Trade and other receivables	$1,722
Exploration and evaluation assets	2,534
Oil and gas properties	48,313
Trade and other payables	(1,436)
Asset retirement obligations	(2,207)
Deferred income tax liability	(8,612)
Total net assets acquired	$40,314

For the period from May 26, 2010 to December 31, 2010, the acquired properties contributed revenue of $8.7 million to Baytex’s operations. If the acquisition had occurred on January 1, 2010, management estimates that the acquired properties would have generated revenue of $14.9 million for the year ended December 31, 2010. It is not possible to determine the amount of contributed net income from the acquired properties.

6.	TRADE AND OTHER RECEIVABLES

As at	September 30, 2011	December 31, 2010	January 1, 2010
Petroleum and natural gas sales and accrual	$133,064	$119,827	$107,657
Joint venture	39,944	30,536	28,581
Prepaid, deposits and other	7,368	3,282	3,252
Allowance for doubtful accounts	(1,008)	(1,853)	(2,336)
	$179,368	$151,792	$137,154

7.	EXPLORATION AND EVALUATION ASSETS

Cost
As at January 1, 2010	$124,621
Capital expenditures	37,411
Corporate acquisition	2,534
Exploration and evaluation expense	(18,913)
Transfer to oil and gas properties	(29,116)
Divestitures	(113)
Foreign currency translation	(3,342)
As at December 31, 2010	$113,082
Capital expenditures	8,010
Corporate acquisition	14,944
Property acquisition	8,764
Exploration and evaluation expense	(7,562)
Transfer to oil and gas properties	(12,949)
Foreign currency translation	2,414
As at September 30, 2011	$126,703

8.	OIL AND GAS PROPERTIES

Cost
As at January 1, 2010	$1,512,035
Capital expenditures	218,651
Corporate acquisition	48,313
Transferred from exploration and evaluation assets	29,116
Change in asset retirement obligations	21,766
Divestitures	(4,072)
Foreign currency translation	(6,458)
As at December 31, 2010	$1,819,351
Capital expenditures	292,523
Corporate acquisition	130,322
Property acquisitions	59,936
Transferred from exploration and evaluation assets	12,949
Change in asset retirement obligations	38,035
Foreign currency translation	10,027
As at September 30, 2011	$2,363,143
Accumulated depletion
As at January 1, 2010	$-
Depletion for the period	195,015
Divestitures	(107)
Foreign currency translation	(186)
As at December 31, 2010	$194,722
Depletion for the period	173,872
Foreign currency translation	573
As at September 30, 2011	$369,167

Carrying value
As at January 1, 2010	$1,512,035
As at December 31, 2010	$1,624,629
As at September 30, 2011	$1,993,976

9.	OTHER PLANT AND EQUIPMENT

Cost
As at January 1, 2010	$49,341
Capital expenditures	8,473
Disposals	(236)
Foreign currency translation	(54)
As at December 31, 2010	$57,524
Capital expenditures	1,416
Foreign currency translation	49
As at September 30, 2011	$58,989

Accumulated depreciation
As at January 1, 2010	$22,245
Depreciation	7,781
Disposals	(26)
Foreign currency translation	(26)
As at December 31, 2010	$29,974
Depreciation	2,647
Foreign currency translation	35
As at September 30, 2011	$32,656
Carrying value
As at January 1, 2010	$27,096
As at December 31, 2010	$27,550
As at September 30, 2011	$26,333

Field inventory held is valued at the lower of cost, using the weighted average cost method, or net realizable value and is not depreciated.

10.	BANK LOAN

As at	September 30, 2011	December 31, 2010	January 1, 2010
Bank loan	$368,184	$303,773	$265,088

Baytex Energy Ltd. (“Baytex Energy”), a wholly-owned subsidiary of Baytex, has established credit facilities with a syndicate of chartered banks. On June 14, 2011, Baytex Energy reached agreement with its lending syndicate to amend the credit facilities to (i) increase the amount available under the facilities to $700 million (from $650 million), (ii) extend the revolving period from 364 days (with a one-year term out following the revolving period) to three years, which is extendible annually for a 1, 2 or 3 year period (subject to a maximum three-year term at any time), and (iii) change the structure of the facilities from reserves-based to covenant-based (with standard commercial covenants for facilities of this nature). The credit facilities do not require any mandatory principal payments during the three-year term. Advances (including letters of credit) under the credit facilities can be drawn in either Canadian or U.S. funds and bear interest at the agent bank’s prime lending rate, bankers’ acceptance discount rates or London Interbank Offer Rates, plus applicable margins. The credit facilities are secured by a floating charge over all of Baytex Energy’s assets and are guaranteed by us and certain of our material subsidiaries. The credit facilities do not include a term-out feature or a borrowing base restriction. In the event that we do not comply with covenants under the credit facilities, our ability to pay dividends to shareholders may be restricted.

Financing costs for the nine months ended September 30, 2011 include facility amendment fees of $2.2 million ($1.4 million for nine months ended September 30, 2010). The weighted average interest rate on the bank loan for nine months ended September 30, 2011 was 3.45% (3.94% for the year ended December 31, 2010 and 3.91% for the nine months ended September 30, 2010).

11.	TRADE AND OTHER PAYABLES

As at	September 30, 2011	December 31, 2010	January 1, 2010
Trade payables	$101,081	$79,841	$79,150
Joint venture	16,397	12,284	14,924
Capital and operating expense accruals	96,550	77,656	75,471
Other	7,932	13,533	16,971
	$221,960	$183,314	$186,516

12.	LONG-TERM DEBT

	September 30, 2011	December 31, 2010	January 1, 2010
9.15% senior unsecured debentures (Cdn$150,000 – principal)	$147,216	$146,893	$146,498
6.75% senior unsecured debentures (US$150,000 – principal)	153,599	-	-
	$300,815	$146,893	$146,498

On August 26, 2009, the Trust issued $150.0 million principal amount of Series A senior unsecured debentures bearing interest at 9.15% payable semi-annually with principal repayable on August 26, 2016. As a result of the Arrangement, Baytex assumed all of the rights and obligations of the Trust under the Series A senior unsecured debentures effective January 1, 2011. These debentures are subordinate to Baytex Energy’s bank credit facilities. After August 26 of each of the following years, these debentures are redeemable at the Company’s option, in whole or in part, with not less than 30 nor more than 60 days’ notice at the following redemption prices (expressed as a percentage of the principal amount of the debentures): 2012 at 104.575%, 2013 at 103.05%, 2014 at 101.525%, and 2015 at 100%. These notes are carried at amortized cost, net of a $3.6 million transaction cost. The notes accrete up to the principal balance at maturity using the effective interest rate of 9.6%.

On February 17, 2011, Baytex issued US$150.0 million principal amount of Series B senior unsecured debentures bearing interest at 6.75% payable semi-annually with principal repayable on February 17, 2021. These debentures are subordinate to Baytex Energy’s bank credit facilities. After February 17 of each of the following years, these debentures are redeemable at the Company’s option, in whole or in part, with not less than 30 nor more than 60 days’ notice at the following redemption prices (expressed as a percentage of the principal amount of the debentures): 2016 at 103.375%, 2017 at 102.25%, 2018 at 101.525%, and 2019 at 100%. These notes are carried at amortized cost, net of a $2.2 million transaction cost. These notes accrete up to the principal balance at maturity using the effective interest rate of 7.0%.

Accretion expense on debentures of $0.1 million has been recorded for the three months ended September 30, 2011 (three months ended September 30, 2010 - $0.1 million) and $0.4 million for the nine months ended September 30, 2011 (nine months ended September 30, 2010 - $0.3 million).

13.	CONVERTIBLE DEBENTURES

	Number of Convertible Debentures	Convertible Debentures	Conversion Feature of Debentures
Balance, January 1, 2010	7,815	$7,736	$7,354
Conversion	(7,474)	(7,426)	(12,473)
Accretion	-	31	-
Loss on financial derivative	-	-	5,119
Repayment on maturity	(341)	(341)	-
Balance, December 31, 2010 and September 30, 2011	-	$-	$-

In June 2005, the Trust issued $100.0 million principal amount of 6.5% convertible unsecured subordinated debentures for net proceeds of $95.8 million. The debentures paid interest semi-annually and were convertible at the option of the holder at any time into fully-paid trust units at a conversion price of $14.75 per trust unit. On the December 31, 2010 maturity date, the outstanding $0.3 million principal amount was repaid at par value.

The debentures were classified as debt net of the fair value of the conversion feature which was classified as a financial derivative liability. This resulted in $95.2 million being classified as debt and $4.8 million being initially classified as a financial derivative liability. The debt portion accreted up to the principal balance at maturity, using the effective interest rate of 7.6%. The accretion and the interest paid were expensed as a finance expense in the condensed consolidated statements of income and comprehensive income. When debentures were converted to trust units, the fair value of the conversion feature under financial derivative liability was reclassified to unitholders’ capital along with the principal amounts converted.

14.	ASSET RETIREMENT OBLIGATIONS

	September 30, 2011	December 31, 2010
Balance, beginning of period	$169,611	$141,869
Liabilities incurred	4,697	2,030
Liabilities settled	(4,942)	(2,829)
Liabilities acquired	5,003	2,207
Liabilities divested	(108)	(1,254)
Accretion	4,558	5,862
Change in estimate(1)	38,035	21,766
Foreign currency translation	75	(40)
Balance, end of period	$216,929	$169,611

(1) Changes in the status of wells, changes in discount rates and changes in the estimated costs of abandonment and reclamation are factors resulting in a change in estimate.

The Company’s asset retirement obligations are based on its net ownership in wells and facilities. Management estimates the costs to abandon and reclaim the wells and the facilities using existing technology and the estimated time period during which these costs will be incurred in the future. These costs are expected to be incurred over the next 52 years. The undiscounted amount of estimated cash flow required to settle the asset retirement obligations using an estimated annual inflation rate of 2.0% at September 30, 2011 is $312.5 million (December 31, 2010 - $288.8 million, January 1, 2010 - $279.3 million). The amount of estimated cash flow required to settle the asset retirement obligations using an estimated annual inflation rate of 2.0% and discounted at a risk free rate of 3.0% at September 30, 2011 (December 31, 2010 – 3.5% and January 1, 2010 – 4.0%) is $216.9 million (December 31, 2010 - $169.6 million and January 1, 2010 - $141.9 million).

15.	SHAREHOLDERS’/UNITHOLDERS’ CAPITAL

Unitholders’ Capital
	Number of Trust Units	Amount
Balance, January 1, 2010	109,299	$1,331,161
Issued on conversion of debentures	507	19,897
Issued on exercise of unit rights	2,337	26,021
Transfer from unit-based payment liability on exercise of unit rights	-	56,628
Issued pursuant to distribution reinvestment plan	1,569	51,699
Change in effective tax rate on issue costs	-	(1,071)
Exchanged for shares, pursuant to the Arrangement	(113,712)	(1,484,335)
Balance, December 31, 2010 and September 30, 2011	-	$-

Shareholders’ Capital

The authorized capital of Baytex consists of an unlimited number of common shares without nominal or par value and 10,000,000 preferred shares without nominal or par value, issuable in series.  Baytex establishes the rights and terms of the preferred shares upon issuance. As at September 30, 2011, no preferred shares have been issued by the Company and all common shares issued were fully paid.

	Number of Common Shares	Amount
Balance, January 1, 2010	-	$-
Issued for units, pursuant to the Arrangement	113,712	1,484,335
Balance, December 31, 2010	113,712	$1,484,335
Issued on exercise of share rights	1,982	33,626
Transfer from contributed surplus on exercise of share rights	-	58,458
Issued pursuant to dividend reinvestment plan	1,061	51,470
Balance, September 30, 2011	116,755	$1,627,889

Baytex has a Dividend Reinvestment Plan (the “DRIP”) that allows eligible holders in Canada and the United States to reinvest their monthly cash dividends to acquire additional common shares. At the discretion of Baytex, common shares will either be issued from treasury or acquired in the open market at prevailing market prices.  Pursuant to the terms of the DRIP, common shares issued from treasury are currently issued at a five percent discount to the arithmetic average of the daily volume weighted average trading prices of the common shares on the Toronto Stock Exchange (in respect of participants resident in Canada or any jurisdiction other than the United States) or the New York Stock Exchange (in respect of participants resident in the United States) for the period commencing on the second business day after the dividend record date and ending on the second business day immediately prior to the dividend payment date.  Baytex reserves the right at any time to change or eliminate the discount on common shares acquired through the DRIP from treasury.

The holders of common shares or trust units may receive dividends or distributions as declared from time to time and are entitled to one vote per share or trust unit at any meetings of the holders of common shares or trust units. All common shares rank among themselves equally and with regard to the Company’s net assets in the event of termination or winding-up of the Company.

Dividends of $0.20 per common share per month were declared by the Company during the three months and nine months ended September 30, 2011. Total dividends declared were $69.9 million for the three months ended September 30, 2011, and $208.1 million for the nine months ended September 30, 2011. Distributions of $0.20 per trust unit in December 2010 and $0.18 per trust unit for each of the previous eleven months were declared by the Trust during the year ended December 31, 2010 for total distributions declared of $243.4 million.

Subsequent to September 30, 2011, the Company announced that a dividend in respect of October 2011 operations of $0.20 per common share ($23.5 million) would be paid on November 15, 2011 to shareholders of record on October 31, 2011.

16.	EQUITY BASED PLANS

Share Rights Plan

The Trust had a Unit Rights Plan pursuant to which rights to acquire trust units (“unit rights”) were granted to eligible directors, officers and employees of the Trust and its subsidiaries.  The maximum number of trust units issuable pursuant to the Unit Rights Plan was a “rolling” maximum equal to 10% of the outstanding trust units plus the number of trust units which were issuable on the exchange of outstanding exchangeable shares. Any increase in the issued and outstanding trust units resulted in an increase in the number of trust units available for issuance under the Unit Rights Plan, and any exercises of unit rights made new grants available under the Unit Rights Plan, effectively resulting in a re-loading of the number of unit rights available to grant under the Unit Rights Plan. Under the Unit Rights Plan, unit rights had a maximum term of five years and vested and became exercisable as to one-third on each of the first, second and third anniversaries of the grant date.

The Unit Rights Plan provided that the exercise price of the unit rights may be reduced to account for future distributions, subject to certain performance criteria. Effective November 16, 2009, the Unit Rights Plan was amended to (i) base the exercise price of unit rights on the closing price of the trust units on the trading day prior to the date of grant (previously based on a five-day volume weighted average trading price) and (ii) permit the granting of unit rights with a fixed exercise price.  Effective October 25, 2010, the Unit Rights Plan was amended to provide holders of unit rights who are not subject to taxation in the United States with the ability to elect at the time of exercise to pay an exercise price per unit right equal to (i) the original exercise price reduced for distributions paid subsequent to grant date or (ii) the original exercise price.

Pursuant to the terms of the Unit Rights Plan, the Arrangement (as described in note 1) constituted a capital reorganization which resulted in each holder of unit rights exchanging such rights for equivalent rights to acquire common shares of Baytex (“share rights”) on a one-for-one basis on December 31, 2010. The share rights are subject to the terms of the Share Rights Plan.  The Share Rights Plan is substantially similar to the Unit Rights Plan other than amendments necessary to reflect:

•	The entitlement of holders to receive common shares instead of trust units;
•
The exercise price, as calculated for unit rights outstanding at the effective time of the Arrangement, will be carried forward under the Share Rights Plan and, if applicable, future adjustments to the exercise price after the completion of the Arrangement will be based on dividends paid on the common shares of Baytex rather than distributions paid on the trust units of the Trust; and

•	The administration of the Share Rights Plan will be carried out by Baytex as opposed to Baytex Energy.

As a result of the adoption of the Share Award Incentive Plan (as described below), no further grants will be made under the Share Rights Plan effective January 1, 2011.

Baytex recorded compensation expense of $3.9 million for the three months ended September 30, 2011 (three months ended September 30, 2010 - $35.0 million) and $13.7 million for the nine month ended September 30, 2011 (nine months ended September 30, 2010 - $63.1 million) related to the share rights under the Share Rights Plan or the unit rights under the Unit Rights Plan.

Baytex uses a binomial-lattice pricing model to calculate the estimated weighted average fair value of the share rights and unit rights. The following assumptions were used to arrive at the estimate of fair values at each reporting date, with the expense recognized from the December 31, 2010 date of modification over the remainder of the vesting period determined based on the fair value of the reclassified unit rights at the date of the modification:

	As at December 31, 2010	As at January 1, 2010
Expected annual exercise price reduction (on unit rights or share rights with declining exercise price)	Various	$2.16
Share or unit price	$46.61	$29.70
Expected volatility(1)	43.8%	43.4%
Risk free interest rate	1.99%	2.57%
Forfeiture rate	4.6%	4.6%

(1)	Expected volatility is estimated by considering the historical average price volatility of the common shares/trust units commensurate with the term of the right.

The number of share rights or unit rights outstanding and exercise prices are detailed below:

	Number of share or unit rights (000’s)	Weighted average exercise price (1)
Balance, January 1, 2010	8,120	$16.68
Granted (2)	190	32.71
Exercised	(2,337)	11.13
Forfeited	(212)	20.35
Balance, December 31, 2010	5,761	$17.02
Granted	-	-
Exercised	(1,982)	16.97
Forfeited	(74)	22.63
Balance, September 30, 2011	3,705	$16.84

(1)	Weighted average exercise price reflects the grant price less the reduction in exercise price.

(2)	Weighted average exercise price of rights granted is based on the exercise price at the date of grant.

The following table summarizes information about the share rights outstanding at September 30, 2011:

	Exercise Prices Applying Original Grant Price					Exercise Prices Applying Original Grant Price Reduced for Dividends and Distributions Subsequent to Grant Date
PRICE RANGE	Number Outstanding at September 30, 2011 (000’s)	Weighted Average Grant Price	Weighted Average Remaining Term (years)	Number Exercisable at September 30, 2011 (000’s)	Weighted Average Exercise Price	Number Outstanding at September 30, 2011 (000’s)	Weighted Average Exercise Price	Weighted Average Remaining Term (years)	Number Exercisable at September 30, 2011 (000’s)	Weighted Average Exercise Price
$5.08 to $12.00	-	$-	-	-	$-	1,931	$11.47	1.7	1,299	$11.39
$12.01 to $19.00	1,437	17.69	2.1	667	17.77	417	16.76	2.2	222	16.32
$19.01 to $26.00	987	20.29	1.3	919	20.15	1,045	23.23	3.0	342	22.65
$26.01 to $33.00	1,229	27.94	3.2	348	27.93	280	27.97	3.3	77	28.05
$33.01 to $40.00	49	35.71	3.9	8	34.60	29	34.95	3.9	2	34.56
$40.01 to $47.72	3	44.96	4.2	-	-	3	43.03	4.2	-	-
$5.08 to $47.72	3,705	$22.04	2.2	1,942	$20.78	3,705	$16.84	2.2	1,942	$14.62

Share Award Incentive Plan

In connection with the Arrangement, the unitholders of the Trust approved, at a special meeting held on December 9, 2010, the adoption by the Company effective January 1, 2011 of a full-value award plan (the “Share Award Incentive Plan”) pursuant to which restricted awards and performance awards (collectively, “share awards”) may be granted to the directors, officers and employees of the Company and its subsidiaries. The maximum number of common shares issuable under the Share Award Incentive Plan (and any other long-term incentive plan of the Company, including the Share Rights Plan) shall not at any time exceed 10% of the then issued and outstanding common shares.

Each restricted award entitles the holder to be issued the number of common shares designated in the restricted award (plus dividend equivalents as described below) with such common shares to be issued as to one-third on each of the first, second and third anniversary dates of the date of grant. Each performance award entitles the holder to be issued as to one-third on each of the first, second and third anniversary dates of the date of grant the number of common shares designated in the performance award (plus dividend equivalents as described below) multiplied by a payout multiplier. The payout multiplier is dependent on the performance of the Company relative to pre-defined corporate performance measures for a particular period. In the case of both restricted and performance awards, the number of common shares to be issued on the applicable issue date is adjusted to account for the payment of dividends from the grant date to the applicable issue date.

The Company recorded compensation expense of $5.9 million for the three months ended September 30, 2011 and $11.5 million for the nine months ended September 30, 2011 related to the share awards ($nil for the three months and nine months ended September 30, 2010).

The fair value of share awards is determined at the date of grant using the closing price of the common shares and, for performance awards, an estimated payout multiplier. The amount of compensation expense is reduced by an estimated forfeiture rate, which has been estimated at 4.6% of outstanding awards. Fluctuations in compensation expense may occur due to changes in estimating the outcome of the performance conditions. The estimated weighted average fair value for share awards is $50.71 per restricted award and $83.04 per performance award issued during the nine months ended September 30, 2011 (no share awards were issued during the three months and nine months ended September 30, 2010).

The number of share awards outstanding is detailed below:

	Number of restricted awards (000’s)	Number of performance awards (000’s)	Number of share awards (000’s)
Balance, January 1, 2010 and December 31, 2010	-	-	-
Granted	370	235	605
Forfeited	(10)	(3)	(13)
Balance, September 30, 2011	360	232	592

Under the terms of the Share Award Incentive Plan, the Compensation Committee of the Board of Directors of Baytex has the authority to approve the granting of share awards.  The Compensation Committee's historical practice is to split the share award into two equal amounts, with 50% granted immediately and 50% granted six months subsequent to the initial grant date (with such grant being conditional on the grantee continuing to be employed by the Company or its subsidiaries on such date).

17.	NET INCOME PER SHARE AND PER TRUST UNIT

Baytex calculates basic income per share and per trust unit based on the net income attributable to shareholders or unitholders and a weighted average number of shares or units outstanding during the period. Diluted income per share or trust unit amounts reflect the potential dilution that could occur if share rights or unit rights were exercised, share awards were converted and convertible debentures were converted. The treasury stock method is used to determine the dilutive effect of share rights or unit rights whereby any proceeds from the exercise of share rights or unit rights or other dilutive instruments and the amount of compensation expense, if any, attributed to future services not yet recognized are assumed to be used to purchase common shares or trust units at the average market price during the periods.

	Three Months Ended September 30, 2011			Three Months Ended September 30, 2010
	Net income	Common shares (000’s)	Net income per share	Net income	Trust units (000’s)	Net income per unit
Net income - basic	$51,839	116,404	$0.45	$23,319	111,710	$0.21
Dilutive effect of share rights or unit rights	-	2,303		-	2,962
Dilutive effect of share awards	-	211		-	-
Conversion of convertible debentures	-	-		74	381
Net income - diluted	$51,839	118,918	$0.44	$23,393	115,053	$0.20

For the three months ended September 30, 2011, nil share rights (three months ended September 30, 2010 – 0.3 million unit rights) were excluded in calculating the weighted average number of diluted common shares outstanding as they were anti-dilutive.

	Nine Months Ended September 30, 2011			Nine Months Ended September 30, 2010
	Net income	Common shares (000’s)	Net income per share	Net income	Trust units (000’s)	Net income per unit
Net income - basic	$159,652	115,477	$1.38	$210,260	110,926	$1.90
Dilutive effect of share rights or unit rights	-	2,808		-	3,104
Dilutive effect of share awards	-	193		-	-
Conversion of convertible debentures	-	-		252	430
Net income - diluted	$159,652	118,478	$1.35	$210,512	114,460	$1.84

For the nine months ended September 30, 2011, nil share rights (nine months ended September 30, 2010 – 1.3 million unit rights) were excluded in calculating the weighted average number of diluted common shares outstanding as they were anti-dilutive.

18.	INCOME TAXES

The provision for (recovery of) income taxes has been computed as follows:
	Nine Months Ended September 30
	2011	2010
Net income before income taxes	$199,372	$95,317
Expected income taxes at the statutory rate of 26.97% (2010 – 28.49%)	53,771	27,156
Increase (decrease) in income taxes resulting from:
Net income of the Trust prior to the Arrangement	-	(38,156)
Non-taxable portion of foreign exchange loss (gain)	2,105	(431)
Non-deductible (taxable) items	113	(3,426)
Share-based or unit-based compensation	6,790	17,969
Effect of change in income tax rates	(4,629)	2,002
Effect of rate adjustments for foreign jurisdictions	(2,489)	(2,808)
Effect of change in opening tax pool balances	(14,817)	(7,500)
Effect of change in valuation allowance	(1,558)	-
Deferred credit (1)	-	(109,800)
Other	434	51
Deferred income tax expense (recovery)	$39,720	$(114,943)

(1)
In May 2010, Baytex acquired a number of private entities for use in its internal financing structure for approximately $38.0 million. The transaction resulted in the recognition of a future income tax asset of approximately $147.8 million with a corresponding deferred credit of $109.8 million recognized under previous GAAP, reflecting the difference between the future income tax asset recognized on the transaction and the cash paid. Under IFRS, the deferred credit is derecognized through net income as a deferred income tax recovery.

The components of the net deferred income tax liability are as follows:

As at	September 30, 2011	December 31, 2010	January 1, 2010
Deferred income tax liabilities:
Petroleum and natural gas properties	$(271,030)	$(224,923)	$(196,118)
Financial derivatives	(14,128)	(4,463)	(9,432)
Partnership deferral	(82,767)	(52,327)	(2,921)
Other	(2,654)	(5,025)	(3,875)
Deferred income tax assets:
Asset retirement obligations	56,541	43,339	36,446
Financial derivatives	8,392	7,870	1,789
Non-capital losses	232,903	227,149	13,185
Finance costs	2,263	1,867	1,996
Net deferred income tax liability(1)	$(70,480)	$(6,513)	$(158,930)

(1)	Non-capital loss carry-forwards totaled $854.4 million (December 31, 2010 - $842.3 million, January 1, 2010 - $48.4 million) and expire from 2014 to 2031.

19.	REVENUES

	Three Months Ended September 30		Nine Months Ended September 30
	2011	2010	2011	2010
Petroleum and natural gas revenues	$313,247	$237,695	$938,850	$740,159
Royalty charges	(50,656)	(42,750)	(150,617)	(135,797)
Royalty income	540	581	2,151	1,480
Revenues, net of royalties	$263,131	$195,526	$790,384	$605,842

20.	FINANCING COSTS

Baytex incurred financing costs on its outstanding liabilities as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2011	2010	2011	2010
Bank loan and other	$2,583	$3,616	$9,389	$9,213
Long-term debt	6,088	3,823	16,793	10,763
Accretion on asset retirement obligations	1,558	1,473	4,558	4,331
Convertible debentures	-	(93)	-	155
Debt financing costs	154	11	2,998	1,425
Financing costs	$10,383	$8,830	$33,738	$25,887

21.	SUPPLEMENTAL INFORMATION

Change in Non-Cash Working Capital Items

	Three Months Ended September 30		Nine Months Ended September 30
	2011	2010	2011	2010
Trade and other receivables	$12,373	$17,270	$(27,577)	$2,799
Crude oil inventory	(763)	101	1,039	912
Trade and other payables	(13,361)	(2,384)	42,865	7,883
Foreign exchange	1,253	(237)	697	(386)
	$(498)	$14,750	$17,024	$11,208
Changes in non-cash working capital related to:
Operating activities	$(1,758)	$19,627	$(1,553)	$9,424
Investing activities	1,260	(4,877)	18,577	1,784
	$(498)	$14,750	$17,024	$11,208

Foreign Exchange

	Three Months Ended September 30		Nine Months Ended September 30
	2011	2010	2011	2010
Unrealized foreign exchange loss (gain)	$24,257	$(5,321)	$14,655	$(2,824)
Realized foreign exchange (gain) loss	(4,418)	903	(2,752)	(1,186)
Foreign exchange loss (gain)	$19,839	$(4,418)	$11,903	$(4,010)

22.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial assets and liabilities are comprised of cash, trade and other receivables, trade and other payables, dividends or distributions payable to shareholders or unitholders, bank loan, financial derivatives, long-term debt and convertible debentures.

Categories of Financial Instruments

The estimated fair values of the financial instruments have been determined based on the Company’s assessment of available market information. These estimates may not necessarily be indicative of the amounts that could be realized or settled in a market transaction. The fair values of financial instruments, other than bank loan and long-term debt, are equal to their carrying amounts due to the short-term maturity of these instruments. The fair value of the bank loan approximates its carrying value as it is at a market rate of interest. The fair value of the long-term debt is based on the lower of trading value and the present value of future cash flows associated with the debentures.

Fair Value of Financial Instruments

Baytex classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instruments:

•	Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

•	Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

•	Level 3: Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The carrying value and fair value of the Company’s financial instruments on the condensed consolidated statements of financial position are classified into the following categories:

	September 30, 2011		December 31, 2010		January 1, 2010
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value	Fair Value Measure-ment Hierarchy
Financial Assets
FVTPL
Cash	$-	$-	$-	$-	$10,177	$10,177	Level 1
Derivatives	55,471	55,471	16,543	16,543	31,994	31,994	Level 2
Total FVTPL	$55,471	$55,471	$16,543	$16,543	$42,171	$42,171
Loans and receivables
Trade and other receivables	$179,368	$179,368	$151,792	$151,792	$137,154	$137,154	-
Total loans and receivables	$179,368	$179,368	$151,792	$151,792	$137,154	$137,154
Financial Liabilities
FVTPL
Derivatives	$(32,947)	$(32,947)	$(29,171)	$(29,171)	$(13,422)	$(13,422)	Level 2
Total FVTPL	$(32,947)	$(32,947)	$(29,171)	$(29,171)	$(13,422)	$(13,422)

Other financial liabilities
Trade and other payables	$(221,960)	$(221,960)	$(183,314)	$(183,314)	$(186,516)	$(186,516)	-
Dividends or distributions payable to shareholders/unitholders	(23,351)	(23,351)	(22,742)	(22,742)	(19,674)	(19,674)	-
Bank loan	(368,184)	(368,184)	(303,773)	(303,773)	(265,088)	(265,088)	-
Convertible debentures	-	-	-	-	(7,736)	(7,736)	-
Long-term debt	(300,815)	(315,585)	(146,893)	(163,875)	(146,498)	(162,750)	Level 1
Total other financial liabilities	$(914,310)	$(929,080)	$(656,722)	$(673,704)	$(625,512)	$(641,764)

Financial Risk

Baytex is exposed to a variety of financial risks, including market risk, liquidity risk and credit risk. The Company monitors and, when appropriate, utilizes derivative contracts to manage its exposure to these risks. The Company does not enter into derivative contracts for speculative purposes.

Market Risk

Market risk is the risk that the fair value or future cash flows of financial assets or liabilities will fluctuate due to movements in market prices. Market risk is comprised of foreign currency risk, interest rate risk and commodity price risk.

Foreign currency risk

Baytex is exposed to fluctuations in foreign currency as a result of the U.S. dollar portion of its bank loan, its Series B senior unsecured debentures, crude oil sales based on U.S. dollar indices and commodity contracts that are settled in U.S. dollars. The Company’s net income and cash flow will therefore be impacted by fluctuations in foreign exchange rates.

To manage the impact of currency exchange rate fluctuations, the Company may enter into agreements to fix the Canada – U.S. exchange rate.

At September 30, 2011, the Company had in place the following currency derivative contracts:

Type	Period	Amount per month	Sales Price	Reference
Monthly forward spot sale	January 2010 to December 2011	US$20.00 million	1.0204	(1)
Monthly forward spot sale	June 2010 to June 2012	US$ 1.00 million	1.0250	(2)
Monthly forward spot sale	January 2011 to June 2012	US$ 3.00 million	1.0622	(2)
Monthly forward spot sale	January 2011 to August 2012	US$ 1.00 million	1.0565	(2)
Monthly forward spot sale	January 2011 to September 2012	US$ 1.50 million	1.0553	(2)
Monthly forward spot sale	November 2011 to October 2013	US$ 1.00 million	1.0433	(2)
Monthly forward spot sale	Calendar 2012	US$ 4.50 million	0.9940	(3)
Monthly average rate forward	Calendar 2012	US$ 1.25 million	1.0209	(3)
Monthly spot collar	Calendar 2012	US$ 0.75 million	0.9524 – 1.0503	(2)
Monthly spot collar	Calendar 2012	US$ 0.25 million	1.0200 – 1.0700	(2)
Monthly average collar	Calendar 2012	US$ 0.25 million	0.9700 – 1.0310	(2)
Monthly average collar	Calendar 2012	US$ 0.50 million	0.9750 – 1.0305	(2)
Monthly average collar	Calendar 2012	US$ 0.75 million	1.0225 – 1.0425	(2)
Monthly average collar	Calendar 2012	US$ 0.25 million	1.0295 – 1.0545	(2)
Monthly forward spot sale	Calendar 2013	US$ 4.50 million	1.0007	(3)
Monthly average rate forward	Calendar 2013	US$ 0.25 million	1.0023	(2)
Monthly average collar	Calendar 2013	US$ 0.25 million	0.9700 – 1.0310	(2)

(1) Based on the weighted average rate on the remaining life of 20 contracts (CAD/USD).

(2) Actual contract rate (CAD/USD).

(3) Based on the weighted average contract rates (CAD/USD).

The following table demonstrates the effect of movements in the Canada – United States exchange rate on net income before income taxes and comprehensive income due to changes in the fair value of the currency swaps as well as gains and losses on the revaluation of U.S. dollar denominated monetary assets and liabilities at September 30, 2011.

$0.01 Increase (Decrease) in CAD/USD Exchange Rate
Loss (gain) on currency derivative contracts	$3,048
Loss (gain) on other monetary assets/liabilities	2,498
Impact on net income before income taxes and comprehensive income	$5,546

The carrying amounts of the Company’s U.S. dollar denominated monetary assets and liabilities at the reporting date are as follows:

	Assets			Liabilities
	September 30, 2011	December 31, 2010	January 1, 2010	September 30, 2011	December 31, 2010	January 1, 2010
U.S. dollar denominated	US$125,972	US$72,663	US$67,389	US$389,714	US$230,878	US$198,690

Interest rate risk

The Company’s interest rate risk arises from its floating rate bank credit facilities. As at September 30, 2011, $368.2 million of the Company’s total debt is subject to movements in floating interest rates. A change of 100 basis points in interest rates would impact net income before taxes for the nine months ended September 30, 2011 by approximately $1.9 million. Baytex uses a combination of short-term and long-term debt to finance operations. The bank loan is typically at floating rates of interest and long-term debt is typically at fixed rates of interest.

As at September 30, 2011, Baytex had the following interest rate swap financial derivative contracts:

Type	Period	Notional Principal Amount	Fixed interest rate	Floating rate index
Swap – pay fixed, receive floating	September 27, 2011 to September 27, 2014	US$90.0 million	4.06%	3-month LIBOR
Swap – pay fixed, received floating	September 25, 2012 to September 25, 2014	US$90.0 million	4.39%	3-month LIBOR

When assessing the potential impact of forward interest rate changes on financial derivative contracts outstanding as at September 30, 2011, an increase or decrease of 100 basis points would result in an increase or decrease, respectively, to the unrealized gain in nine months ended September 30, 2011 by approximately $4.6 million.

Commodity Price Risk

Baytex monitors and, when appropriate, utilizes financial derivative contracts or physical delivery contracts to manage the risk associated with changes in commodity prices. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors of Baytex. Under the Company’s risk management policy, financial derivatives are not to be used for speculative purposes.

When assessing the potential impact of oil price changes on the financial derivative contracts outstanding as at September 30, 2011, a 10% increase would decrease the unrealized gain at September 30, 2011 by $29.3 million, while a 10% decrease would increase the unrealized gain at September 30, 2011 by $29.9 million.

When assessing the potential impact of natural gas price changes on the financial derivative contracts outstanding as at September 30, 2011, a 10% increase would decrease the unrealized gain at September 30, 2011 by $2.5 million, while a 10% decrease would increase the unrealized gain at September 30, 2011 by $2.2 million.

Financial Derivative Contracts

At September 30, 2011, Baytex had the following financial derivative contracts:

Oil	Period	Volume	Price/Unit(1)	Index
Fixed – Sell	February 2011 to December 2012	500 bbl/d	US$98.33	WTI
Fixed – Sell	October to December 2011	9,300 bbl/d	US$90.88	WTI
Price collar	March to December 2011	250 bbl/d	US$95.00 – 107.20	WTI
Price collar	March to December 2011	200 bbl/d	US$100.00 – 112.60	WTI
Time spread	March to December 2011	500 bbl/d	Dec 2013 plus US$1.40	WTI
Price collar	April to December 2011	100 bbl/d	US$100.00 – 117.00	WTI
Price collar	July to December 2011	500 bbl/d	US$90.00 – 95.00	WTI
Price collar	Calendar 2011	500 bbl/d	US$85.00 – 90.00	WTI
Price collar	Calendar 2011	500 bbl/d	US$85.00 – 92.50	WTI
Price collar	Calendar 2011	500 bbl/d	US$87.50 – 92.00	WTI
Price collar	Calendar 2011	500 bbl/d	US$89.00 – 92.20	WTI
Price collar	Calendar 2011	500 bbl/d	US$89.00 – 92.30	WTI
Price collar	Calendar 2011	1,000 bbl/d	US$90.00 – 98.00	WTI
Price collar	Calendar 2011	300 bbl/d	US$91.00 – 97.60	WTI
Price collar	Calendar 2011	200 bbl/d	US$91.50 – 94.85	WTI
Price collar	Calendar 2011	200 bbl/d	US$92.50 – 96.65	WTI
Fixed – Sell	Calendar 2012	5,400 bbl/d	US$91.92	WTI
Price collar	Calendar 2012	400 bbl/d	US$98.00 – 104.52	WTI
Price collar	Calendar 2012	300 bbl/d	US$100.00 – 104.90	WTI
Price collar	Calendar 2012	200 bbl/d	US$97.50 – 104.25	WTI
Price collar	Calendar 2012	300 bbl/d	US$100.00 – 105.92	WTI
Fixed – Buy	Calendar 2012	200 bbl/d	US$102.50	WTI
Fixed – Buy	January to June 2013	250 bbl/d	US$102.07	WTI
Fixed – Buy	July to December 2013	350 bbl/d	US$101.70	WTI
Fixed – Buy	Calendar 2014	380 bbl/d	US$101.06	WTI

(1) Based on the weighted average price/unit for the remainder of the contract.

Natural Gas	Period	Volume	Price/Unit(1)	Index
Sold call	July to December 2011	3,000 mmBtu/d	US$6.25	NYMEX
Sold call	July to December 2011	3,000 mmBtu/d	US$5.00	NYMEX
Fixed – Sell	July to December 2011	6,000 mmBtu/d	US$4.61	NYMEX
Basis swap	Calendar 2011	4,000 mmBtu/d	NYMEX less US$0.615	AECO
Basis swap	Calendar 2011	2,000 mmBtu/d	NYMEX less US$0.490	AECO
Basis swap	Calendar 2012	1,500 mmBtu/d	NYMEX less US$0.490	AECO
Basis swap	Calendar 2012	1,000 mmBtu/d	NYMEX less US$0.515	AECO
Basis swap	Calendar 2012	2,000 mmBtu/d	NYMEX less US$0.520	AECO
Basis swap	Calendar 2012	2,500 mmBtu/d	NYMEX less US$0.530	AECO
Sold call	Calendar 2012	6,000 mmBtu/d	US$5.25	NYMEX
Fixed – Sell	Calendar 2012	7,000 mmBtu/d	US$5.07	NYMEX

(1) Based on the weighted average price/unit for the remainder of the contract.

Financial derivatives are marked-to-market at the end of each reporting period, with the following reflected in the condensed consolidated statements of income and comprehensive income:

	Three Months Ended September 30		Nine Months Ended September 30
	2011	2010	2011	2010
Realized (gain) loss on financial derivatives	$(6,227)	$(15,241)	$563	$(36,813)
Unrealized (gain) loss on financial derivatives	(31,016)	12,457	(34,148)	19,113
Gain on financial derivatives	$(37,243)	$(2,784)	$(33,585)	$(17,700)

Included in unrealized gain on financial derivatives is a loss of $1.6 million and $3.9 million for the three and nine months ended September 30, 2010, respectively ($nil for three and nine months ended September 30, 2011) relating to the conversion feature of the convertible debentures.

Subsequent to September 30, 2011, Baytex added the following financial derivative contracts:

Oil	Period	Volume	Price/Unit(1)	Index
Fixed – Sell	November to December 2011	500 bbl/d	US$92.00	WTI
Fixed – Sell	January to March 2012	1,000 bbl/d	US$91.16	WTI
Fixed – Sell	January to December 2012	300 bbl/d	US$94.15	WTI
Time Spread	January to December 2012	500 bbl/d	Dec 2014 plus US$0.65	WTI
Time Spread	January to December 2012	500 bbl/d	Dec 2014 plus US$3.25	WTI

(1) Based on the weighted average price/unit for the remainder of the contract.

Natural Gas	Period	Volume	Price/Unit(1)	Index
Basis swap	Calendar 2012	1,000 mmBtu/d	NYMEX less US$0.450	AECO
Basis swap	Calendar 2012	1,000 mmBtu/d	NYMEX less US$0.430	AECO
Basis swap	Calendar 2012	1,000 mmBtu/d	NYMEX less US$0.410	AECO

(1) Based on the weighted average price/unit for the remainder of the contract.

Physical Delivery Contracts

At September 30, 2011, the following physical delivery contracts were entered into and continue to be held for the purpose of delivery of non-financial items in accordance with the Company’s expected sale requirements. Physical delivery contracts are not considered financial instruments; therefore, no asset or liability has been recognized in the consolidated financial statements.

Heavy Oil	Period	Volume	Weighted Average Price/Unit(1)
WCS Blend	October to December 2011	5,000 bbl/d	WTI x 81.50%
WCS Blend	October to December 2011	5,500 bbl/d	WTI less US$15.64
WCS Blend	October 2011 to December 2014	2,000 bbl/d	WTI x 81.00%
WCS Blend	January to March 2012	1,000 bbl/d	WTI less US$13.75
WCS Blend	Calendar 2012	4,000 bbl/d	WTI less US$18.13
WCS Blend	January to June 2013	1,250 bbl/d	WTI x 80.00%
WCS Blend	January to June 2013	4,250 bbl/d	WTI less US$18.18
WCS Blend	July to December 2013	2,750 bbl/d	WTI x 80.00%
WCS Blend	July to December 2013	2,750 bbl/d	WTI less US$21.00

(1) Based on the weighted average price/unit for the remainder of the contract.

Natural Gas	Period	Volume	Price/Unit(1)
Fixed – Sell	February to November 2011	2,500 GJ/d	AECO Cdn$5.03
Price collar	Calendar 2011	2,500 GJ/d	AECO Cdn$5.50 – 7.10
Fixed – Sell	Calendar 2011	5,000 GJ/d	AECO Cdn$4.84

(1) Based on the weighted average price/unit for the remainder of the contract.

Subsequent to September 30, 2011, Baytex added the following physical delivery contracts:

Heavy Oil	Period	Volume	Price/Unit(1)
WCS Blend	January to March 2012	2,000 bbl/d	WTI less US$10.91
WCS Blend	April to June 2012	1,000 bbl/d	WTI less US$13.50

(1) Based on the weighted average price/unit for the remainder of the contract.

Liquidity Risk

Liquidity risk is the risk that Baytex will encounter difficulty in meeting obligations associated with financial liabilities.  Baytex manages its liquidity risk through cash and debt management. Such strategies include continuously monitoring forecasted and actual cash flows from operating, financing and investing activities, available credit under existing banking arrangements and opportunities to issue additional common shares. As at September 30, 2011, Baytex had available unused bank credit facilities in the amount of $331.8 million.

The timing of cash outflows (excluding interest) relating to financial liabilities is outlined in the table below:

	Total	Less than 1 year	1-3 years	3-5 years	Beyond 5 years
Trade and other payables	$221,960	$221,960	$-	$-	$-
Dividends payable to shareholders	23,351	23,351	-	-	-
Bank loan (1)	368,184	-	368,184	-	-
Long-term debt (2)	305,835	-	-	150,000	155,835
	$919,330	$245,311	$368,184	$150,000	$155,835

(1) The bank loan is a three-year covenant-based revolving loan that is extendible annually, for a one, two or three year period (subject to a maximum three-year term at any time). Unless extended, the revolving period will end on June 14, 2014 with all amounts to be re-paid on such date.

(2) Principal amount of instruments.

Credit Risk

Credit risk is the risk that a counterparty to a financial asset will default resulting in Baytex incurring a loss. Most of the Company’s trade and other receivables relate to petroleum and natural gas sales and are exposed to typical industry credit risks. Baytex reviews its exposure to individual entities on a regular basis and manages its credit risk by entering into sales contracts with only creditworthy entities. Letters of credit and/or parental guarantees may be obtained prior to the commencement of business with certain counterparties. Credit risk may also arise from financial derivative instruments. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The Company considers that all financial assets that are not impaired or past due for each of the reporting dates under review are of good credit quality. None of the Company’s financial assets are secured by collateral.

Should Baytex determine that the ultimate collection of a receivable is in doubt based on the processes for managing credit risk, the carrying amount of accounts receivable is reduced through the use of an allowance for doubtful accounts and the amount of the loss is recognized in net income. If the Company subsequently determines that an account is uncollectible, the account is written-off with a corresponding change to allowance for doubtful accounts.

23.	CAPITAL DISCLOSURES

The Company’s objectives when managing capital are to: (i) maintain financial flexibility in its capital structure; (ii) optimize its cost of capital at an acceptable level of risk; and (iii) preserve its ability to access capital to sustain the future development of the business through maintenance of investor, creditor and market confidence.

Baytex considers its capital structure to include total monetary debt and shareholders’/unitholders’ equity. Total monetary debt is a non-GAAP measure which is the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as deferred tax assets or liabilities and unrealized gains or losses on financial derivative contracts)) and the principal amount of long-term debt. At September 30, 2011, total monetary debt was $739.2 million.

The Company’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to changes in economic conditions and the risk characteristics of its underlying assets. In order to manage its capital, the Company may adjust the amount of its dividends, adjust its level of capital spending, issue new shares or debt, or sell assets to reduce debt.

Baytex monitors capital based on the current and projected ratio of total monetary debt to funds from operations and the current and projected level of its undrawn bank credit facilities. Funds from operations is not a measurement based on GAAP, but is a financial term commonly used in the oil and gas industry. Funds from operations represents cash flow from operating activities before changes in non-cash working capital and other operating items. The Company’s objectives are to maintain a total monetary debt to funds from operations ratio of less than two times and to have access to undrawn bank credit facilities of not less than $100 million. The total monetary debt to funds from operations ratio may increase beyond two times, and the undrawn credit facilities may decrease to below $100 million at certain times due to a number of factors, including acquisitions, changes to commodity prices and changes in the credit market. To facilitate management of the total monetary debt to funds from operations ratio and the level of undrawn bank credit facilities, the Company continuously monitors its funds from operations and evaluates its dividend policy and capital spending plans.

Although Baytex has changed its legal form to a corporation, the Company’s financial objectives and strategy over the last two completed fiscal years as described above have remained substantially unchanged. These objectives and strategy are reviewed on an annual basis and Baytex believes its financial metrics are within acceptable limits pursuant to its capital management objectives.

Baytex is subject to financial covenants relating to its senior unsecured debentures and the credit facilities of Baytex Energy. Baytex is in compliance with all financial covenants.

24.	SUBSEQUENT EVENTS

Subsequent to the end of the third quarter, Baytex Energy entered into definitive agreements to sell certain primarily-undeveloped lands in Alberta and Saskatchewan for $47.1 million.

25.	FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

For all periods up to and including the year ended December 31, 2010, the Company prepared its financial statements in accordance with previous GAAP. The Accounting Standards Board confirmed that IFRS will replace previous GAAP for financial periods beginning January 1, 2011 with restatement required for comparative purposes of amounts reported for year ended December 31, 2010, including the opening statement of financial position as at January 1, 2010.

The Company has prepared financial statements which comply with IFRS applicable for periods beginning on or after January 1, 2011 and the significant accounting policies meeting those requirements are described in note 3.

The general principle that should be applied on first-time adoption of IFRS is that standards in force at the first reporting date should be applied retrospectively. However, IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions in certain areas. The Company has taken all mandatory exceptions and the following optional exemptions:

•	IFRS 2, “Share-based Payment”, has not been applied to any liabilities arising from share-based payment transactions that settled before January 1, 2010.
•
Deemed costs of oil and gas assets are based on exploration and evaluation assets at the amount determined under previous GAAP and assets in the development or production phases at the amount determined for the cost centre under previous GAAP, allocated to the cost centres’ underlying assets pro rata using reserve values as of January 1, 2010.

•
IFRS Interpretations Committee (“IFRIC”) 1, “Determining whether an Arrangement contains a Lease”, transition rules have been applied that allow determination of whether any existing arrangement at January 1, 2010 contains a lease on the basis of the facts and circumstances existing at that date.

•
IFRS 3, “Business Combinations”, has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before January 1, 2010, the Company’s date of transition.

•	Cumulative translation differences are deemed to be $nil at January 1, 2010 and deficit adjusted by the same amount.
•
Asset retirement liabilities included in the cost of property, plant and equipment are measured as at January 1, 2010 in accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”, and the difference between that amount and the carrying amount of those liabilities at January 1, 2010 determined under previous GAAP are recognized directly in deficit.

•
IAS 23, “Borrowing Costs”, transition rules have been applied that allow application of the standard to borrowing costs related to qualifying assets for which the commencement date for capitalization is on or after the effective date, January 1, 2010.

Baytex Energy Corp.
Condensed Consolidated Statements of Income and Comprehensive Income – IFRS
(thousands of Canadian dollars) (unaudited)

		Three Months Ended September 30, 2010			Nine Months Ended September 30, 2010
	Note	Previous GAAP	Effect of transition to IFRS	IFRS	Previous GAAP	Effect of transition to IFRS	IFRS

Revenues
Petroleum and natural gas	N	$238,293	$(42,767)	$195,526	$741,639	$(135,797)	$605,842
Royalties	F,N	(39,615)	39,615	-	(125,577)	125,577	-
Gain on financial derivatives		4,406	(4,406)	-	21,567	(21,567)	-
		203,084	(7,558)	195,526	637,629	(31,787)	605,842
Expenses
Exploration and evaluation	B	-	6,158	6,158	-	18,163	18,163
Production and operating		43,618	272	43,890	128,680	(169)	128,511
Transportation and blending		37,555	-	37,555	135,511	-	135,511
General and administrative		8,605	1	8,606	29,027	601	29,628
Unit-based compensation	J	1,888	33,121	35,009	6,734	56,335	63,069
Financing costs	H, I	7,257	1,573	8,830	21,263	4,624	25,887
Gain on oil and gas properties	C	-	(16,227)	(16,227)	-	(16,227)	(16,227)
Gain on financial derivatives	G	-	(2,784)	(2,784)	-	(17,700)	(17,700)
Foreign exchange loss		(4,418)	-	(4,418)	(4,010)	-	(4,010)
Depletion and depreciation	D	69,270	(18,323)	50,947	202,614	(54,921)	147,693
		163,775	3,791	167,566	519,819	(9,294)	510,525
Net income before income taxes		39,309	(11,349)	27,960	117,810	(22,493)	95,317
Income tax expense (recovery)
Current	F	3,208	(3,208)	-	10,215	(10,215)	-
Deferred	L, M	1,040	3,601	4,641	(12,447)	(102,496)	(114,943)
		4,248	393	4,641	(2,232)	(112,711)	(114,943)
Net income attributable to unitholders		$35,061	$(11,742)	$23,319	$120,042	$90,218	$210,260
Other comprehensive income (loss)
Foreign currency translation adjustment		(5,740)	207	(5,533)	(3,274)	70	(3,204)
Comprehensive income		$29,321	$(11,535)	$17,786	$116,768	$90,288	$207,056

Baytex Energy Corp.
Condensed Consolidated Statements of Financial Position – IFRS
(thousands of Canadian dollars) (unaudited)

As at		December 31, 2010			September 30, 2010			January 1, 2010
	Note	Previous GAAP	Effect of transition to IFRS	IFRS	Previous GAAP	Effect of transition to IFRS	IFRS	Previous GAAP	Effect of transition to IFRS	IFRS

Assets
Current assets
Cash	O	$-	$-	$-	$1,168	$-	$1,168	$10,177	$-	$10,177
Trade and other receivables	A	151,792	-	151,792	134,355	-	134,355	137,154	-	137,154
Crude oil inventory		1,802	-	1,802	472	-	472	1,384	-	1,384
Future income tax asset	A,M	5,480	(5,480)	-	281	(281)	-	1,371	(1,371)	-
Financial derivatives		13,921	-	13,921	21,116	-	21,116	29,453	-	29,453
		172,995	(5,480)	167,515	157,392	(281)	157,111	179,539	(1,371)	178,168
Non-current assets
Deferred income tax asset	A,M	150,190	(142,320)	7,870	151,201	(147,520)	3,681	418	1,371	1,789
Financial derivatives		2,622	-	2,622	2,285	-	2,285	2,541	-	2,541
Exploration and evaluation assets	B	-	113,082	113,082	-	120,327	120,327	-	124,621	124,621
Oil and gas properties	A,C,D,I	1,683,650	(59,021)	1,624,629	1,703,644	(76,733)	1,626,911	1,663,752	(151,717)	1,512,035
Other plant and equipment	E	-	27,550	27,550	-	34,817	34,817	-	27,096	27,096
Goodwill		37,755	-	37,755	37,755	-	37,755	37,755	-	37,755
		$2,047,212	$(66,189)	$1,981,023	$2,052,277	$(69,390)	$1,982,887	$1,884,005	$-	$1,884,005

Liabilities
Current liabilities
Trade and other payables	A	$179,269	$4,045	$183,314	$182,371	$6,020	$188,391	$180,493	$6,023	$186,516
Distributions payable to unitholders		22,742	-	22,742	20,220	-	20,220	19,674	-	19,674
Bank loan		-	-	-	-	-	-	265,088	-	265,088
Convertible debentures		-	-	-	5,057	-	5,057	7,736	-	7,736
Future income tax liability	A,M	3,756	(3,756)	-	6,016	(6,016)	-	8,683	(8,683)	-
Financial derivatives	G	20,312	-	20,312	985	7,795	8,780	4,650	7,354	12,004
		226,079	289	226,368	214,649	7,799	222,448	486,324	4,694	491,018
Non-current liabilities
Bank loan		303,773	-	303,773	314,567	-	314,567	-		-
Long-term debt	H	150,000	(3,107)	146,893	150,000	(3,209)	146,791	150,000	(3,502)	146,498
Deferred credit	L	109,800	(109,800)	-	109,800	(109,800)	-	-	-	-
Asset retirement obligations	I	52,373	117,238	169,611	57,619	117,377	174,996	54,593	87,276	141,869
Unit-based payment liability	J	-	-	-	-	118,202	118,202	-	91,559	91,559
Deferred income tax liability	A,M	167,302	(152,919)	14,383	180,351	(162,099)	18,252	179,673	(18,954)	160,719
Financial derivatives		8,859	-	8,859	11,936	-	11,936	1,418	-	1,418
		1,018,186	(148,299)	869,887	1,038,922	(31,730)	1,007,192	872,008	161,073	1,033,081

Shareholders’/Unitholders’ Equity
Shareholders’ capital	J	1,390,034	94,301	1,484,335	-	-	-	-	-	-
Unitholders’ capital	G,J	-	-	-	1,360,050	68,796	1,428,846	1,295,931	35,230	1,331,161
Conversion feature of convertible debentures	G	-	-	-	243	(243)	-	374	(374)	-
Contributed surplus	J	20,131	108,998	129,129	20,943	(20,943)	-	20,371	(20,371)	-
Accumulated other comprehensive (loss) income	K	(14,607)	4,284	(10,323)	(7,173)	3,969	(3,204)	(3,899)	3,899	-
Deficit		(366,532)	(125,473)	(492,005)	(360,708)	(89,239)	(449,947)	(300,780)	(179,457)	(480,237)
		1,029,026	82,110	1,111,136	1,013,355	(37,660)	975,695	1,011,997	(161,073)	850,924
		$2,047,212	$(66,189)	$1,981,023	$2,052,277	$(69,390)	$1,982,887	$1,884,005	$-	$1,884,005

A)	Presentation Differences
Certain presentation differences between previous GAAP and IFRS have no impact on reported comprehensive income or total equity.

Some line items are described differently (renamed) under IFRS compared to previous GAAP. These line items are as follows (with previous GAAP descriptions in brackets):

•	Trade and other receivables (Accounts receivable)
•	Oil and gas properties (Petroleum and natural gas properties)
•	Deferred income tax asset/liability (Future income tax asset/liability)
•	Trade and other payables (Accounts payable and accrued liabilities)

B)	Exploration and Evaluation
Under previous GAAP, petroleum and natural gas properties included certain exploration and evaluation expenditures incurred within a country-by-country cost centre. Under IFRS, such exploration and evaluation expenditures are recognized as tangible or intangible based on their nature and subject to technical, commercial and management review at least once a year to confirm the continued intent to develop or otherwise extract value from the discovery. When this is no longer the case, the costs are expensed.

Exploration and evaluation assets at January 1, 2010 were deemed to be $124.6 million, being the amount recorded as the undeveloped land balance under previous GAAP. This has resulted in the reclassification from property, plant and equipment to intangible exploration assets of $124.6 million in the opening IFRS statement of financial position. For the twelve months ended December 31, 2010, Baytex had exploration and evaluation capital expenditures of $37.4 million, corporate acquisitions of $2.5 million, transfer to oil and gas properties of $29.1 million, transfers of $18.9 million to expense related to lease expiries and a decrease due to foreign currency translation of $3.3 million.

During the three months ended September 30, 2010, Baytex expensed $4.6 million of exploration and evaluation assets related to lease expiries and $1.6 million in direct exploration costs. For the nine months ended September 30, 2010, Baytex had exploration and evaluation capital expenditures of $30.0 million, corporate acquisitions of $2.5 million, transfers to oil and gas properties of $22.0 million, transfers to expense related to lease expiries of $13.7 million and a decrease due to foreign currency translation of $1.1 million. For the nine months ended September 30, 2010, Baytex expensed $13.7 million of exploration and evaluation assets related to lease expiries and $4.5 million in direct exploration costs.

C)	Oil and Gas Properties
IFRS 1 allows an entity that used full cost accounting under its previous GAAP to elect, at its time of adoption, to measure exploration and evaluation assets at the amount determined under the entity’s previous GAAP and to measure oil and gas assets in the development and production phases by allocating the amount determined under the entity’s previous GAAP for those assets to the underlying assets pro rata using reserve volumes or reserve values as of that date. The Company has allocated the amount recognized under previous GAAP as at January 1, 2010 using reserve values to the assets at an area level. This has resulted in oil and gas properties of $1,512.0 million in the opening IFRS statement of financial position.

Previous GAAP utilized full cost accounting whereby gains and losses were not recognized upon the divestiture of oil and gas assets unless such a divestiture would alter the rate of depletion by 20% or more. Under IFRS, gains and losses are recognized based on the difference between the net proceeds from the divestiture and the carrying value of the asset disposed. For the three months and nine months ended September 30, 2010, a gain of $16.2 million was recognized relating to a divestiture of oil and gas assets.

D)	Depletion
Upon transition to IFRS, the Company adopted a policy of depleting oil and gas properties on a “units of production” basis over proved plus probable reserves on an area basis rather than a cost pool basis under previous GAAP. The depletion policy under previous GAAP was units of production over proved reserves on a country basis.

There is no impact to depletion on transition to IFRS at January 1, 2010. For the three months ended September 30, 2010, this change resulted in a decrease in depletion expense of $18.0 million with a corresponding increase in oil and gas properties. For the nine months ended September 30, 2010, this change resulted in a decrease in depletion expense of $54.3 million with a corresponding increase in oil and gas properties.

E)	Other Plant and Equipment
Contains amounts previously grouped within petroleum and natural gas properties.

F)	Current Income Tax Expense
Under previous GAAP, Saskatchewan resource surcharge expense was classified as current income tax. Under IFRS, Saskatchewan resource surcharge is considered a royalty and is netted against petroleum and natural gas revenues. Saskatchewan resource surcharge for the three months ended September 30, 2010 netted in revenues is $3.2 million. For the nine months ended September 30, 2010 netted in revenues is $10.2 million.

G)	Conversion Feature of Convertible Debentures
Under previous GAAP, the convertible debentures have been classified as debt net of the fair value of the conversion feature which has been classified as unitholders’ or shareholders’ equity. The debt portion accreted up to the principal balance at maturity. If the debentures were converted to trust units, a portion of the value of the conversion feature under unitholders’ equity was reclassified to unitholders’ capital along with principal amounts converted.

Under IFRS, the conversion feature of the convertible debentures has been classified as a financial derivative liability. The financial derivative liability requires a fair value method of accounting and changes in the fair value of the derivative liability are recognized in the statements of income and comprehensive income. If the debentures were converted to trust units, the fair value of the conversion feature under financial derivative liability was reclassified to unitholders’/shareholders’ capital along with the principal amounts converted. The impact on adoption to IFRS at January 1, 2010 was an additional liability of $7.4 million, an increase of $33.4 million in unitholders’ capital with a corresponding $40.4 million charge to deficit and a decrease of $0.4 million in the conversion feature of convertible debentures.

Under IFRS, for the nine months ended September 30, 2010, the increase in unitholders’/shareholders’ equity of $3.3 million and the increase of $0.1 million in conversion feature of convertible debentures had a corresponding increase in the $0.4 million liability recorded at January 1, 2010 and a $3.8 million decrease in gain on financial derivatives in net income (three months ended September 30, 2010 - $1.6 million decrease in gain on financial derivatives in net income).

H)	Long-term Debt
Under previous GAAP, the Company’s policy was to immediately expense transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability. Under IFRS, the transaction costs for financial instruments carried at amortized cost are included in the calculation of the effective interest rate and effectively amortized through net income over the term of the instrument. Baytex’s $150.0 million principal amount of Series A senior unsecured debentures are classified as other financial liabilities. Under IFRS, the senior unsecured debentures are carried at amortized cost, net of the associated $3.6 million transaction costs, which will accrete up to the principal balance at maturity using the effective interest rate. Under IFRS, a reduction in the long-term debt liability of $3.5 million had a corresponding decrease in deficit at January 1, 2010. Accretion expense included in finance costs for the three months ended September 30, 2010 is $0.1 million. Accretion expense included in finance costs for the nine months ended September 30, 2010 is $0.3 million.

I)	Asset Retirement Obligations
Under IFRS, Baytex uses a risk free interest rate to discount the estimated fair value of its asset retirement obligations associated with the related oil and gas properties. Under previous GAAP, the Company used a credit-adjusted risk free interest rate. A lower discount rate under IFRS increases the asset retirement obligations. In addition, under IFRS the asset retirement obligations are measured using the best estimate of the expenditures to be incurred and current discount rates at each remeasurement date with the corresponding adjustment to the cost of the related oil and gas properties. Existing liabilities under previous GAAP are not remeasured using current discount rates.

Under previous GAAP, the Company’s asset retirement obligations were recorded using the credit-adjusted risk free rate of 8.0%. Under IFRS, the Company’s asset retirement obligations are recorded using the risk free rate of 3.5% at December 31, 2010 (4.0% at January 1, 2010 and 3.5% at September 30, 2010). Under IFRS, an additional liability of $87.3 million was charged to deficit at January 1, 2010. At September 30, 2010, excluding the January 1, 2010 adjustment, the lower discount rates used resulted in an additional liability of $30.1 million and a resulting $29.2 million increase to the related oil and gas properties. At December 31, 2010, excluding the January 1, 2010 adjustment, the lower discount rates used resulted in an additional liability of $30.0 million and a resulting $28.7 million increase to the related oil and gas properties.

For the three months ended September 30, 2010, the $1.2 million accretion expense on asset retirement obligations under previous GAAP was reclassified to finance costs and an additional accretion expense on asset retirement obligations of $0.3 million has been recognized in net income under IFRS. For the nine months ended September 30, 2010, $3.4 million was reclassified to finance costs and an additional accretion expense of $1.0 million recognized.

J)	Unit-based Compensation
Under previous GAAP, the obligation associated with the Unit Rights Plan is considered to be equity-based and the related unit-based compensation was calculated using the binomial-lattice model to estimate the fair value of the outstanding unit rights at grant date. The exercise of unit rights was recorded as an increase in unitholders’ capital with a corresponding reduction in contributed surplus.

Under IFRS, prior to the conversion to a corporation, the obligation associated with the Unit Rights Plan was considered a liability and the fair value of the liability is remeasured at each reporting date and at settlement date. Any changes in fair value are recognized in net income for the period. For periods prior to the conversion to a corporation remeasuring the fair value of the obligation each reporting period will increase or decrease the unit-based payment liability, unitholders’ capital and compensation expense recognized. Upon conversion to a corporation, the outstanding Unit Rights Plan was modified to become the new Share Rights Plan, effectively changing the related classification from liability-settled to equity-settled. The expense recognized from the date of the plan modification over the remainder of the vesting period is determined based on the fair value of the reclassified unit rights at the date of the modification. Upon transition of IFRS at January 1, 2010, an additional unit-based payment liability of $91.6 million and a decrease of $20.4 million in contributed surplus resulted in a corresponding $71.2 million charge to deficit.

Under IFRS, in addition to the January 1, 2010 adjustments discussed above, at September 30, 2010 the remeasurement of the liability at reporting date and at settlement date resulted in the recognition of an additional unit-based compensation expense of $56.3 million, with a corresponding decrease of $0.6 million in contributed surplus, an increase of $30.3 million in shareholders’/unitholders’ equity and an increase of $26.6 million in unit-based payment liability (three months ended September 30, 2010 - $33.1 million additional unit-based compensation expense).

K)	Accumulated Other Comprehensive Loss
Under previous GAAP, amounts are composed entirely of currency translation adjustments on self-sustaining foreign operations. Under IFRS, the Company has elected to deem cumulative currency translation differences as $nil at January 1, 2010. At January 1, 2010, this has resulted in a decrease in accumulated other comprehensive loss with a corresponding increase in deficit of $3.9 million.

L)	Deferred Credit
Baytex acquired several private entities to be used in its internal financing structure. Under previous GAAP, the excess of amounts assigned to the acquired assets over the consideration paid is classified as a deferred credit. Under IFRS, the deferred credit is derecognized through net income as a deferred income tax recovery. For the nine months ended September 30, 2010, a deferred income tax recovery of $109.8 million was recorded in net income for amounts previously recognized as a deferred credit (three months ended September 30, 2010, $nil was recorded in net income for amounts previously recognized as a deferred credit).

M)	Deferred Income Taxes
Under IFRS, deferred income taxes are required to be presented as non-current. Upon transition to IFRS, the Company recognized a $27.6 million reduction in the net deferred income tax liability entirely resulting from the tax impact of the adjustments from previous GAAP to IFRS with a decrease to deficit of $25.8 million and a decrease to unitholders’ capital of $1.8 million.

For the three months ended September 30, 2010, the application of the IFRS adjustments resulted in a $3.6 million increase to the Company’s deferred income tax expense. For the nine months ended September 30, 2010, the transition to IFRS resulted in a $102.5 million increase to the Company’s deferred income tax recovery. The increase in deferred income tax recovery is due to the deferred credit derecognized through net income under IFRS.

Under IFRS, taxable and deductible temporary differences related to the legal entity of the Trust must be measured using the highest marginal personal tax rate of 39%, as opposed to the corporate tax rates used under previous GAAP, resulting in an increase to the deferred income tax asset of $5.1 million at January 1, 2010. Upon conversion to a dividend paying corporation on December 31, 2010, the total deferred income tax asset related to the Trust was adjusted to the corporate tax rate of approximately 25% and derecognized through net income on December 31, 2010.

N)	Royalties
Under previous GAAP, gross petroleum and natural gas revenues and royalties were presented separately. Under IFRS, petroleum and natural gas revenues are presented net of crown, third-party, gross overriding royalties and production taxes.

O)   Statements of Cash Flows
The transition from previous GAAP to IFRS had no material effect on the reported cash flows generated by the Company.

26.	CONSOLIDATING FINANCIAL INFORMATION – BASE SHELF PROSPECTUS

On August 4, 2011, Baytex filed a Short Form Base Shelf Prospectus with the securities regulatory authorities in each of the provinces of Canada (other than Québec) and a Registration Statement with the United States Securities and Exchange Commission (collectively, the "Shelf Prospectus").  The Shelf Prospectus allows Baytex to offer and issue common shares, subscription receipts, warrants, options and debt securities by way of one or more prospectus supplements at any time during the 25-month period that the Shelf Prospectus remains in place.  The securities may be issued from time to time, at the discretion of Baytex, with an aggregate offering amount not to exceed $500 million (Canadian).

Any debt securities issued by Baytex pursuant to the Shelf Prospectus will be guaranteed by all of its direct and indirect wholly-owned material subsidiaries (the "Guarantor Subsidiaries"). The guarantees of the Guarantor Subsidiaries are full and unconditional and joint and several.  These guarantees may in turn be guaranteed by Baytex.  Other than investments in its subsidiaries, Baytex has no independent assets or operations.

Pursuant to the credit agreement governing Baytex Energy's credit facilities, Baytex Energy and its subsidiaries are prohibited from paying dividends to their shareholders that would have, or would reasonably be expected to have, a material adverse effect or would adversely affect or impair the ability or capacity of Baytex Energy to pay or fulfill any of its obligations under the credit agreement. In addition, Baytex Energy may not permit any of its subsidiaries to pay any dividends during the continuance of a default or event of default under the credit agreement.

The following tables present condensed interim unaudited consolidating financial information as at September 30, 2011 and December 31, 2010 and for the three months and nine months ended September 30, 2011 and 2010 for: 1) Baytex, on a stand-alone basis, 2) Guarantor subsidiaries, on a stand-alone basis, 3) non-guarantor subsidiaries, on a stand-alone basis and 4) Baytex, on a consolidated basis.

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated
As at September 30, 2011
Current assets	$71	$226,422	$297	$-	$226,790
Intercompany advances and investments	1,765,800	(533,796)	78,338	(1,310,342)	-
Non-current assets	2,435	2,199,536	-	-	2,201,971
Current liabilities	25,937	231,222	74	-	257,233
Bank loan and long-term debt	300,815	368,184	-	-	668,999
Asset retirement obligation and other non-current liabilities	$-	$316,826	$-	$-	$316,826

As at December 31, 2010
Current assets	$15	$167,473	$27	$-	$167,515
Intercompany advances and investments	1,687,861	(456,094)	72,318	(1,304,085)	-
Non-current assets	1,138	1,812,370	-	-	1,813,508
Current liabilities	27,539	198,788	41	-	226,368
Bank loan and long-term debt	146,893	303,773	-	-	450,666
Asset retirement obligation and other non-current liabilities	$-	$192,853	$-	$-	$192,853

For nine months ended September 30, 2011
Revenues, net of royalties	$16,059	$791,767	$6,335	$(23,777)	$790,384
Production, operation and exploration	-	163,703	-	-	163,703
Transportation and blending	-	185,737	-	-	185,737
General, administrative and share-based compensation	1,206	54,393	126	(1,125)	54,600
Financing, derivatives, foreign exchange and other gains/losses	24,597	8,556	(48)	(22,652)	10,453
Depletion and depreciation	-	176,519	-	-	176,519
Deferred income tax (recovery) expense	(1,298)	41,018	-	-	39,720
Net income (loss)	$(8,446)	$161,841	$6,257	$-	$159,652

For three months ended September 30, 2011
Revenues, net of royalties	$5,878	$263,506	$2,602	$(8,855)	$263,131
Production, operation and exploration	-	59,221	-	-	59,221
Transportation and blending	-	54,059	-	-	54,059
General, administrative and share-based compensation	437	19,373	10	(375)	19,445
Financing, derivatives, foreign exchange and other gains/losses	17,226	(17,360)	(10)	(8,480)	(8,624)
Depletion and depreciation	-	63,406	-	-	63,406
Deferred income tax (recovery) expense	(1,362)	25,147	-	-	23,785
Net income (loss)	$(10,423)	$59,660	$2,602	$-	$51,839

For nine months ended September 30, 2010
Revenues, net of royalties	$148,292	$606,967	$4,190	$(153,607)	$605,842
Production, operation and exploration	-	146,674	-	-	146,674
Transportation and blending	-	135,511	-	-	135,511
General, administrative and unit-based compensation	1,125	92,418	279	(1,125)	92,697
Financing, derivatives, foreign exchange and other gains/losses	14,784	125,649	(1)	(152,482)	(12,050)
Depletion and depreciation	3,940	143,753	-	-	147,693
Deferred income tax expense (recovery)	4	(114,968)	21	-	(114,943)
Net income	$128,439	$77,930	$3,891	$-	$210,260

For three months ended September 30, 2010
Revenues, net of royalties	$32,852	$195,901	$1,440	$(34,667)	$195,526
Production, operation and exploration	-	50,048	-	-	50,048
Transportation and blending	-	37,555	-	-	37,555
General, administrative and unit-based compensation	375	43,523	92	(375)	43,615
Financing, derivatives, foreign exchange and other gains/losses	5,353	14,339	1	(34,292)	(14,599)
Depletion and depreciation	1,306	49,641	-	-	50,947
Deferred income tax (recovery) expense	(1,641)	6,278	4	-	4,641
Net income (loss)	$27,459	$(5,483)	$1,343	$-	$23,319

For nine months ended September 30, 2011
Cash provided by (used in):
Operating activities	$195,502	$218,854	$421	$-	$414,777

Payment of dividends	(156,056)	258	(258)	-	(156,056)
Increase in bank loan	-	56,448	-	-	56,448
Increase (decrease) in intercompany loans	(193,414)	248,826	(55,412)	-	-
Proceeds from issuance of long-term debt	145,810	-	-	-	145,810
Increase in investments		(55,249)		55,249	-
Increase in equity	33,626	-	55,249	(55,249)	33,626
Interest paid	(25,468)	(5,902)	-	-	(31,370)
Financing activities	(195,502)	244,381	(421)	-	48,458

Additions to exploration and evaluation assets	-	(8,010)	-	-	(8,010)
Additions to oil and gas properties	-	(287,825)	-	-	(287,825)
Property acquisitions	-	(65,835)	-	-	(65,835)
Corporate acquisitions	-	(118,693)	-	-	(118,693)
Additions to other plant and equipment, net of disposals	-	(1,416)	-	-	(1,416)
Acquisitions of financing entities	-	-	-	-	-
Change in non-cash working capital	-	18,577	-	-	18,577
Investing activities	-	(463,202)	-	-	(463,202)

Impact of foreign currency translation on cash balances	$-	$(33)	$-	$-	$(33)

For nine months ended September 30, 2010
Cash provided by (used in):
Operating activities	$154,841	$198,621	$(350)	$-	$353,112

Payment of distributions	(142,486)	787	(787)	-	(142,486)
Increase in bank loan	-	52,503	-	-	52,503
Increase (decrease) in intercompany loans	(16,660)	21,129	(4,469)	-	-
Increase in investments	-	(2,653)	-	2,653	-
Increase in equity	18,167	-	2,653	(2,653)	18,167
Interest paid	(14,227)	(15,072)	2,805	-	(26,494)
Financing activities	(155,206)	56,694	202	-	(98,310)

Additions to exploration and evaluation assets	-	(30,055)	-	-	(30,055)
Additions to oil and gas properties	-	(142,214)	-	-	(142,214)
Property acquisitions	-	(19,316)	-	-	(19,316)
Corporate acquisitions	-	(40,314)	-	-	(40,314)
Proceeds from divestitures	-	18,137			18,137
Additions to other plant and equipment, net of disposals	-	(13,447)	-	-	(13,447)
Acquisitions of financing entities	-	(38,000)	-	-	(38,000)
Change in non-cash working capital	-	1,784	-	-	1,784
Investing activities	-	(263,425)	-	-	(263,425)

Impact of foreign currency translation on cash balances	$-	$(386)	$-	$-	$(386)